      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 8, 1997

                                                          REGISTRATION NO.
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------
                                    FORM S-2

                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933
                               ------------------

                                COTTER & COMPANY
             (Exact name of Registrant as specified in its charter)

                       Delaware                                               36-2099896
               (State of Incorporation)                           (IRS Employer Identification No.)

                           8600 West Bryn Mawr Avenue
                          Chicago, Illinois 60631-3505
                                 (773) 695-5000
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

           Kerry J. Kirby, Vice President and Chief Financial Officer
                                Cotter & Company
                           8600 West Bryn Mawr Avenue
                          Chicago, Illinois 60631-3505
                                 (773) 695-5000
                              Fax: (773) 695-6563
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

Daniel T. Burns, Vice President and Secretary        William K. Blomquist, Esq.
             Cotter & Company                             Arnstein & Lehr
         8600 West Bryn Mawr Avenue                         Suite 1200
        Chicago, Illinois 60631-3505               120 South Riverside Plaza
               (773) 695-5000                        Chicago, Illinois 60606
             Fax: (773) 695-5465                          (312) 876-7128
                                                        Fax: (312) 876-0288

                               ------------------

        Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

    If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------
                                                               PROPOSED MAXIMUM       PROPOSED MAXIMUM
  TITLE OF EACH CLASS OF SECURITIES        AMOUNT TO BE         OFFERING PRICE           AGGREGATE             AMOUNT OF
           TO BE REGISTERED                 REGISTERED            PER UNIT*            OFFERING PRICE       REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------
Variable Denomination Floating Rate
  Demand Notes........................     $50,000,000               100%               $50,000,000             $15,152
---------------------------------------------------------------------------------------------------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

* Estimated solely for the purpose of calculating the registration fee.

                                COTTER & COMPANY

                               ------------------

                             CROSS REFERENCE SHEET

                                                                         CAPTION IN
                     ITEM IN FORM S-2                                    PROSPECTUS
                     ----------------                                    ----------
 1.  Forepart of the Registration Statement and
     Outside Front Cover Page of Prospectus...........  Forepart of Registration Statement and
                                                          Outside Front Cover Page of Prospectus

 2.  Inside Front and Outside Back Cover Pages of
     Prospectus.......................................  Available Information; Reports to Security
                                                          Holders; Documents Incorporated by
                                                          Reference

 3.  Summary Information, Risk Factors and Ratio of
     Earnings to Fixed Charges........................  Summary; The Company; Certain Terms of the
                                                          Notes; Risk Factors, Consolidated Ratio of
                                                          Earnings to Fixed Charges of the Company

 4.  Use of Proceeds..................................  Use of Proceeds

 5.  Determination of Offering Price..................  Outside Front Cover Page of Prospectus and
                                                          Plan of Distribution

 6.  Dilution.........................................  Not Applicable

 7.  Selling Security Holders.........................  Not Applicable

 8.  Plan of Distribution.............................  Plan of Distribution

 9.  Description of Securities to be Registered.......  Certain Terms of the Notes

10.  Interests of Named Experts and Counsel...........  Not Applicable

11.  Information with Respect to the Registrant.......  Summary; The Company; Dividends; Selected
                                                          Financial Data; Management's Discussion and
                                                          Analysis of Financial Condition and Results
                                                          of Operations; Business; Distribution of
                                                          Patronage Dividends; Management Certain
                                                          Terms of the Notes; Merger; Index to
                                                          Consolidated Financial Statements;
                                                          Unaudited Pro Forma Consolidated Financial
                                                          Statements

12.  Incorporation of Certain Information by
     Reference........................................  Documents Incorporated By Reference

13.  Disclosure of Commission Position on
     Indemnification for Securities Act Liabilities...  Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS (Subject To Completion)

Dated May 8, 1997
                                COTTER & COMPANY
                                  $50,000,000
                VARIABLE DENOMINATION FLOATING RATE DEMAND NOTES

    The TruServ Variable Denomination Floating Rate Demand Note Investment Program (the "Program") is designed to provide investors (the "Investors") with a convenient means of investing funds directly with Cotter & Company (the "Company"). The Variable Denomination Floating Rate Demand Notes (the "Notes") will provide liquidity and will pay interest above the average rate of taxable U.S. money market funds. This offering (the "Offer") is being made in reliance on Rule 415 under the Securities Act of 1933.

    The Notes are offered exclusively to Members of Cotter & Company holding Class A common stock, holders of certain Cotter & Company Variable Denomination Fixed Rate Redeemable Term Notes and to those Members of ServiStar Coast to Coast Corporation ("SCC") holding SCC Class A common stock who become Members of the Company on July 1, 1997 by virtue of the Merger described herein (collectively, the "Offerees"). The Program is designed to provide Offerees with a convenient means of investing funds directly with the Company.

    The Notes will be repayable on demand and will be similar in legal obligation to the Company's TruServ Variable Denomination Fixed Rate Redeemable Term Note Program ("Fixed Rate Program").

    Investments in the Notes will be represented by a Program account (an "Account") established for the Investor by the agent bank (the "Agent Bank") appointed by the Company. The Notes will not be represented by a certificate or any other instrument evidencing the Company's indebtedness. The Company reserves the right to modify, withdraw, or cancel the offer made hereby at any time.

    AN ACCOUNT IS NOT EQUIVALENT TO A DEPOSIT OR OTHER BANK ACCOUNT AND IS NOT SUBJECT TO THE PROTECTION OF THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER INSURANCE. THE PROGRAM IS NOT SUBJECT TO THE REQUIREMENTS OF THE INVESTMENT COMPANY ACT OF 1940 (INCLUDING DIVERSIFICATION OF INVESTMENTS) OR THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974. ALL INVESTMENTS IN THE NOTES ARE OBLIGATIONS OF COTTER & COMPANY AND ARE NOT OBLIGATIONS OF OR GUARANTEED BY THE AGENT BANK OR ANY OTHER COMPANY. THE WEEKLY INTEREST RATE PAID ON INVESTMENTS IN THE NOTES MAY NOT PROVIDE A BASIS FOR COMPARISON WITH OTHER INVESTMENTS WHICH USE A DIFFERENT METHOD OF CALCULATING A VARIABLE YIELD OR WHICH PAY A FIXED YIELD FOR A STATED PERIOD OF TIME.

    For information regarding the TruServ Variable Denomination Floating Rate Demand Note Investment Program, please call 1-800-507-9000.

    Please read this Prospectus carefully and retain for future reference.
                               ------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

==========================================================================================================
                                                                     UNDERWRITING
                                                  PRICE TO           DISCOUNTS AND         PROCEEDS TO
                                                   PUBLIC             COMMISSIONS            COMPANY
----------------------------------------------------------------------------------------------------------
Variable Denomination Floating Rate Demand
  Notes....................................    $50,000,000(1)        See (2) Below       $50,000,000(3)
==========================================================================================================

(1) The initial minimum denomination note which may be purchased is $250.

(2) There will be no underwriters. The subject Notes will be sold directly by the Company at par value.

(3) There is no firm commitment for the sale of the securities offered hereunder; they will be sold from time to time by the Company. However, assuming the sale of all securities offered hereunder, and before deduction of approximately $89,152 for estimated expenses in connection with this offering, the total proceeds will be as shown above.
                               ------------------

                      These securities are offered through
                                COTTER & COMPANY
                               ------------------

                  THE DATE OF THIS PROSPECTUS IS MAY   , 1997.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the Regional Offices of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Such reports and other information may also be obtained from the Commission's web site which is maintained at http://www.sec.gov.

                          REPORTS TO SECURITY HOLDERS

     Each year the Company distributes to its stockholder-Members an annual report containing consolidated financial statements reported upon by a firm of independent auditors. The Company may, from time to time, also furnish to its stockholder-Members interim reports, as determined by management.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1996 and the Current Report on Form 8-K dated February 27, 1997, filed pursuant to Section 15(d) of the Exchange Act are incorporated herein by reference. The Company will provide without charge to each person to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents incorporated by reference in the Registration Statement (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that the Registration Statement incorporates). Requests for such copies should be directed to Kerry J. Kirby, Vice President and Chief Financial Officer, Cotter & Company, 8600 West Bryn Mawr Avenue, Chicago, IL 60631-3505, (773) 695-5000. The Company currently estimates that the Offer will terminate on or about one year from offer date.

                                    SUMMARY

     This Summary is qualified in its entirety by the detailed information and the Company's consolidated financial statements and the consolidated financial statements of ServiStar Coast to Coast Corporation (including the notes thereto) appearing elsewhere in this Prospectus and in the documents incorporated herein by reference.

     Cotter & Company (the "Company"), is located at 8600 West Bryn Mawr Avenue, Chicago, Illinois, 60631-3505, telephone number (773) 695-5000. The Company is a Member-owned wholesaler of hardware and related merchandise. Historically, it has been the largest cooperative wholesaler of hardware and related merchandise in the United States. The Company also manufactures paint and paint applicators. For reporting purposes, the Company operates in a single industry as a Member-owned wholesaler cooperative.

     On April 1, 1997, the stockholders of the Company and the shareholders of ServiStar Coast to Coast Corporation ("SCC") agreed to merge the two companies (the "Merger"). SCC is a hardware wholesaler with annual revenue of $1,700,000,000 and with a strong market presence in retail lumber and building materials. The transaction is subject to customary closing conditions and is expected to be completed on July 1, 1997. Following completion of the Merger, the Company will be renamed TruServ Corporation.

     The Notes being offered hereby are offered exclusively to Members of the Company holding Class A common stock, holders of certain Cotter & Company Variable Denomination Fixed Rate Redeemable Term Notes and to those Members of SCC holding SCC Class A common stock who become Members of the Company on July 1, 1997 by virtue of the Merger described herein. Ownership of the Notes can be issued in one of the following four types of accounts: Single Tenancy, Joint Tenancy with Right of Survivorship, Tenancy by Custodian (under the Uniform Gifts to Minors Act) and Living Trust. Sales of Notes are made for cash. The Investor must have a valid social security or taxpayer identification number.

     Interest is compounded monthly and interest payments will be added to the account balance on a monthly basis.

     The Notes are not equivalent to a deposit or other bank account and are not subject to the protection of the Federal Deposit Insurance Corporation or any other insurance. The Program is not subject to the requirements of the Investment Company Act of 1940 (including diversification of investments) or the Employee Retirement Income Security Act of 1974. All investments in the Notes are investments in securities of the Company and are not an obligation of The Northern Trust Company (the "Agent Bank") or any other company.

     The Notes being offered hereby are not transferable and may not be pledged for any debt of an Investor. Additionally, the Company has the option to redeem the account balance in whole or in part at the principal amount thereof plus accrued and unpaid interest.

     The Notes will be subordinated in right of payment to senior notes, indebtedness to banking institutions, trade creditors and other indebtedness of the Company. The Notes are unsecured and rank equally and rateably with all other unsecured and subordinated indebtedness of the Company.

     The Program is not qualified under Section 401 (a) of the Internal Revenue Code. Accordingly, all interest credited to the notes or paid in any taxable year is reportable by the Investor as taxable income for Federal income tax purposes. No part of the taxable interest is excludable from taxable income.

     There is no existing secondary market for the Notes offered hereunder and there is no expectation that any secondary market will develop.

     The Company intends to use the proceeds of this offering primarily for general working capital purposes, including the purchase of merchandise for resale to Members.

                                  THE COMPANY

     The Company was organized as a Delaware corporation in 1953. Upon its organization, it succeeded to the business of Cotter & Company, an Illinois corporation organized in 1948. The Company's principal executive offices are located at 8600 West Bryn Mawr Avenue, Chicago, Illinois 60631-3505, telephone number (773) 695-5000.

     The Company is a Member-owned wholesaler of hardware and related merchandise. Historically, it has been the largest cooperative wholesaler of hardware and related merchandise in the United States. The Company also manufactures paint and paint applicators. For reporting purposes, the Company operates in a single industry as a Member-owned wholesaler cooperative.

     On April 1, 1997, the stockholders of the Company and the shareholders of ServiStar Coast to Coast Corporation agreed to merge the two companies. ServiStar Coast to Coast is a hardware wholesaler with annual revenue of $1,700,000,000 and with a strong presence in retail lumber and retail building materials. The transaction is subject to customary closing conditions and is expected to be completed on July 1, 1997. Following completion of the merger, the Company will be renamed TruServ Corporation and as a result both Members of the Company and ServiStar Coast to Coast Corporation will be eligible for this program.

     The Company serves approximately 5,300 True Value(R) Hardware Stores throughout the United States. Primary concentrations of Members exist in California (approximately 8%), Illinois (approximately 6%), New York, Pennsylvania and Texas (approximately 5% each) and Michigan, Ohio and Wisconsin (approximately 4% each).

                       CONSOLIDATED RATIO OF EARNINGS TO
                          FIXED CHARGES OF THE COMPANY

                             FOR THE FISCAL YEARS
                       --------------------------------
                       1996   1995   1994   1993   1992
                       ----   ----   ----   ----   ----
                       2.57   2.78   2.84   2.71   2.73

     The ratio of earnings to fixed charges has been computed by dividing earnings before income taxes and fixed charges by fixed charges. Fixed charges consist of interest expense and the portion of rental expense deemed to represent interest expense.

          THE TRUSERV VARIABLE DENOMINATION FLOATING RATE DEMAND NOTE
                               INVESTMENT PROGRAM

INTEREST

     The principal amount of each Note will be equal to all investments made in the Notes by the Investor, plus accrued and reinvested interest, less any redemptions and fees. The Notes will have no stated maturity and will earn interest at floating rates, to be determined by the TruServ Investment Program Committee each week, to be effective the following week. The rate of interest on the Notes will typically be greater than the most recent seven-day average yield (non-compounded) for taxable money market funds in the United States as published in the IBC Money Fund Report*. Rates may vary by Account balance or other factors as determined by the TruServ Investment Program Committee. Interest on the Notes will accrue daily and will be compounded monthly. The rate of interest paid for any period on the Notes is not an indication or representation of future rates. Accrued interest will be credited and automatically reinvested in additional Notes monthly and will begin to accrue interest on the first day following the date of such reinvestment. If in any week the IBC Money Fund Report is not available or publication of such seven-day average yield is suspended, the seven-day average yield at such time shall be an approximately equivalent rate determined by the TruServ Investment Program Committee.

ACCOUNT INFORMATION

     The Investor will receive regular quarterly statements showing a summary of all transactions made in the Investor's Account. Redemption checks on which payment has been made will not be returned to the Investor, but the check number and the amount of each check will be indicated on the Investor's statement.

ELIGIBLE INVESTORS

     The Notes being offered hereby are offered exclusively to Members of the Company holding Class A common stock, holders of certain Cotter & Company Variable Denomination Fixed Rate Redeemable Term Notes and to those Members of SCC holding SCC Class A common stock who become Members of the Company on July 1, 1997 by virtue of the Merger described herein. All sales of the Notes will be made for cash.

HOW TO INVEST

     To open an Account, complete the Application accompanying this Prospectus and enclose a check made payable to "TruServ Investment Program" for the initial investment (minimum investment -- $250). After the Account is opened, additional investments may be made at any time without charge by check or by wire transfer:

     BY CHECK MAILED TO AGENT BANK. Your investment will be credited and interest will begin to accrue on the first business day after the Agent Bank receives your check. Funds will be available for withdrawal the morning of the sixth business day following deposit. Investments made by check cannot be redeemed for five

---------------

    *IBC Money Fund Report is a registered trademark of IBC Financial Data, Inc. and is published weekly and is currently published on Thursday in The Wall Street Journal. IBC Money Fund Report states that the yield information obtained from money market funds is screened by the publisher, but no guarantee of the accuracy of the information contained therein is made by the Company.

business days after the check is first credited to your Account or, if later, until the check clears. Checks must be payable only to "TruServ Investment Program". No third party checks will be accepted.

     All investments must be made in U.S. dollars drawn on a U.S. bank. Accounts may be opened only by U.S. Citizens providing valid U.S. Federal Identification numbers. You may terminate your investments at any time.

     BY WIRE TRANSFER. You may wire transfer your investment to the Program. Wire transfers received by 10:00 a.m. CST will be processed same day. Wire transfers received after 10:00 a.m. CST will be credited to your Account the following business day.

     Wire investments should be wired to:

                     ABA 071000152
                     The Northern Trust Company, Chicago, Illinois TruServ Investment Program
                     Further Advice -- (Your Account Number)

HOW TO REDEEM

     You may redeem any part of your Account at any time as described below. Interest on redeemed investments will accrue to, but not including, the date of redemption. You may close your Account only by use of the written redemption option.

     REDEMPTION BY CHECK. You may make redemption checks payable to anyone in the amount of $250 or more. If the amount of the redemption check is greater than the balance in your Account or less than $250, the check will not be honored. Your redemption will be made on the day the Agent Bank receives your redemption check for payment. If your Account is held jointly with someone else, only one signature will be required on a redemption check unless otherwise specified. The check redemption feature does not create a deposit or a banking relationship with the Agent Bank, or with the Company.

     WRITTEN REDEMPTION. You may redeem all or any part of your Account, subject to a $250 minimum, by written request, including the signatures of all registered owners (including joint owners) of the Account. A check for the requested amount (or in an amount equal to the balance of your Account if the Account is being closed) will be mailed to the registered account address.

     WIRE REDEMPTION. You can redeem any part of your Account, subject to a $2,500 minimum, by wire transfer if you have authorized the wire redemption option. Wire redemption proceeds can only be wired to the U.S. bank account you have designated on your Application. To change this designation, a written request signed by all registered owners (including joint owners) of the Account, with all signatures guaranteed by a financial institution, must be submitted to the Agent Bank. Funds will be wired no later than the next business day after receipt of your wire redemption request, provided your request is received by 2:00 p.m. Eastern Time on any business day. If your designated bank is not a member of the Federal Reserve system, there may be a delay in wiring funds. Each wire transfer will incur a processing charge from the Agent Bank, and may also incur an additional charge from other institutions handling the transfer. The Agent Bank's records of the wire instructions are binding.

     REDEMPTION DUE TO BALANCE BELOW MINIMUM INVESTMENT. If your Account balance falls below the $250 minimum, you will receive notice that the Account is below the minimum and will be closed at the end of the next monthly cycle. If additional investments increasing the Account balance to at least $250 are not made, the Account will then be closed at the end of the next cycle and an official bank check issued for the balance plus interest.

FEES

     There are no account maintenance fees or charges for checks or check redemptions, no sales loads, and no charges for investing or ongoing management other then as described herein. Fees for checks returned for insufficient funds, wire redemptions, stop payment requests and other unusual services will be directly debited from your Account, as follows:

Additional fees (Subject to change)
  Wire transfer fee - per wire transfer ($2,500 minimum)....    $     15.00
  Non sufficient funds (NSF) deposit-per check..............    $     10.00
  Stop payment..............................................    $     15.00
  Overnight delivery........................................    $     12.00

TRUSERV INVESTMENT PROGRAM COMMITTEE

     The TruServ Investment Program Committee consists of officers of the Company designated by the Company's Board of Directors. The Committee has the full power and authority to amend the Program as described under "Termination, Suspension, or Modification". The Committee may also interpret Program provisions, adopt Program rules and regulations and make certain determinations regarding the Program. The members of the Committee are the Company's Chief Financial Officer, Vice President-Treasurer and Assistant Treasurer. Members of the Committee receive no additional compensation for Committee services.

TERMINATION, SUSPENSION OR MODIFICATION

     The Company expects that the Program will continue indefinitely, but the Company reserves the right at any time to suspend or terminate the Program entirely, or from time to time to modify the Program in part. The Company also reserves the right to modify, suspend or terminate any of the investment options and redemption options described above. Written notice of any material modification, suspension or termination will be provided to Investors at least fifteen days prior to the effective date. See "Certain Terms of the Notes--Modification of the Indenture."

                                USE OF PROCEEDS

     The proceeds from the sale of the Notes will be made available for general working capital purposes, including the purchase of merchandise for resale to Members.

                                  ARBITRATION

     This Program shall be enforced and interpreted under the laws of the State of Illinois. Any controversy or claims arising out of or relating to this Offer, or any breach thereof, including, without limitation, any claim that this Offer or any portion thereof is invalid, illegal or otherwise voidable, shall be submitted to arbitration before and in accordance with the rules of the American Arbitration Association unless another extra judicial dispute resolution process has been agreed to in writing by the parties, Judgment upon the award may be entered in any court having jurisdiction thereof. The location of the arbitration proceedings shall be at the American Arbitration Association office geographically or physically located closest to the Investor's domicile, unless otherwise agreed upon in writing by the parties.

                           CERTAIN TERMS OF THE NOTES

     The Notes are issued under an Indenture (the "Indenture") dated as of May 8, 1997, as amended, between the Company and First Trust National Association, as trustee (the "Trustee"). The statements under this heading are subject to the detailed provisions of the Indenture, a copy of which is filed as an exhibit to the Registration Statement covering the offering of the Notes. Wherever particular provisions of the Indenture or terms defined therein are referred to, such provisions or definitions are incorporated by reference as a part of the statements made and the statements are qualified in their entirety by such reference.

GENERAL

     The Notes are initially issuable in a minimum amount of $250 and thereafter in investments of at least $50 and will mature on the demand of the Investor. The Notes are unsecured and rank equally and ratably with all other unsecured debt and subordinated indebtedness of the Company. Neither the Indenture nor any other instrument to which the Company is a party limits the principal amount of the Notes or any other indebtedness of the Company that may be issued. The Notes will not be subject to any sinking fund. The Notes will be issued in uncertificated form (i.e. "Book Entry") and Investors will not receive any certificate or other instrument evidencing the Company's indebtedness. All funds invested in Notes together with interest accrued thereon, and redemptions, if any, will be recorded on a register maintained by the Agent Bank.

OPTIONAL REDEMPTION BY THE COMPANY

     The Company may redeem, at any time at its option, all or any part of the Notes. Any partial redemption of Notes will be effected by lot or pro rata or by any other method that is deemed fair and appropriate by the Trustee, except that the Company may redeem all of the Notes held in an Account not meeting guidelines established by the TruServ Investment Program Committee. The Company will give at least 30 days prior written notice to an Investor whose Note is to be redeemed. The Note (or portion thereof) being so redeemed, plus accrued and unpaid interest thereon to, but not including, the date of redemption, will be paid by check to the registered holder of the Note. Interest on the redeemed amount shall cease to accrue on and after the effective date of redemption.

MODIFICATION OF THE INDENTURE

     The Indenture permits the Company and the Trustee, with the consent of the holders of not less than 66 2/3% in aggregate principal amount of the Notes at the time outstanding, to add any provisions to or change in any manner or eliminate any of the provisions of the Indenture or modify in any manner the rights of the holders of the Notes, provided that no such addition or modification shall, among other things (i) change the character of the Notes from being payable upon demand, (ii) reduce the principal amount of any Note or
(iii) reduce the aforesaid percentage of principal amount of such Notes, the consent of the holders of which is required for any addition or modification, without in each case the consent of the holder of each such Note so affected.

EVENTS OF DEFAULT

     An Event of Default with respect to the Notes is defined in the Indenture as being: default in payment of any principal or interest on any Note when due and continuance of such default for a period of 20 days, provided that an administrative error shall not be considered an Event of Default unless such error shall have continued uncorrected for a period of 60 days after written notice to the Agent Bank or the Trustee (with a copy to the Company), the Trustee to be the sole judge of whether the error has been corrected; default for 60 days after written notice to the Company in the performance of any other covenant in the respect of the Notes; or certain events in bankruptcy, insolvency or reorganization. The Indenture requires the Company to file with the Trustee annually a written statement as to the presence or absence of certain defaults under the terms thereof. The Trustee shall, within 90 days after the occurrence of a default in respect of the Notes, give to the holders thereof notice of all uncured and unwaived defaults known to it (the term "default" to mean the events specified above without grace periods); provided that, except in the case of default in the payment of principal or interest on any of the Notes, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the holders of the Notes. The Indenture provides that during the continuance of an Event of Default, either the Trustee thereunder or the holders of 50% in aggregate principal amount of the outstanding Notes may declare the principal of all such Notes to be due and payable immediately, but under certain conditions such declaration may be annulled by the holders of a majority in principal amount of such Notes then outstanding. The Indenture provides that past defaults with respect to the Notes (except, unless theretofore cured, a default in payment of principal of or interest on any of the Notes) may be waived on behalf of the holders of all Notes by the holders of a majority in principal amount of such Notes then outstanding.

CONCERNING THE TRUSTEE

     The Trustee acts as trustee under one other indenture with the Company, pursuant to which a number of series of senior, unsecured notes of the Company are presently outstanding.

                              PLAN OF DISTRIBUTION

     The availability of the Program will be communicated through a mailing to all Offerees. An Offeree, upon request of an application package will receive the Prospectus, IRS W-9 Certification Form and application form to be returned to the address as specified on the application form. The application will include the Investor's registration form. By signing and returning the application form and IRS W-9 Certification Form, together with a check made payable to the "TruServ Investment Program" for the invested amount to the address as specified on the application form, an Investor shall consent to be bound by the terms of the Program, as described in the Prospectus, as amended from time to time by the Company.

                         AGENT BANK AND ADMINISTRATION

     The Company has engaged The Northern Trust Company as the Agent Bank to service the Program. The Agent Bank will send the following to the Investor:

        -- Investment confirmation,

        -- Quarterly statements listing all balances, transactions and year-to-date interest, and

        -- Form 1099INT.

     Additionally, the Agent Bank will provide an automated voice response system, at toll-free number 1-800-507-9000, to allow Investors to call and obtain aggregate account information. The Agent Bank will also process redemption requests, respond to inquiries and provide to Investors Account information. Additional or other inquiries from Investors to the Agent Bank will be forwarded to the Company.

                                     TAXES

     The Program is not qualified under Section 401(a) of the Internal Revenue Code. Accordingly, all interest credited to the Notes or paid in any taxable year is reportable by the Investor as taxable income for Federal income tax purposes. No part of the taxable interest is excludable from taxable income.

     The December statement to each Investor from the Agent Bank each year will state the full amount reportable as taxable income. The Agent Bank also will file tax information returns as required by law. State and local income taxes and tax reporting also may be applicable. Investors are individually responsible for complying with applicable federal, state, and local tax laws and should consult their individual tax advisors with respect to tax consequences which may be applicable to their particular situation.

                                  RISK FACTORS

     The business of the Company and SCC after the Merger will be subject to a number of risks, including: uncertainties associated with the integration of the business of SCC with the Company; the uncertain impact of the growth in the hardware, lumber/building materials, home center, do-it-yourself, rental and industrial/ commercial industries; the impact of increasingly intense competition and market changes; the potential impact of future litigation; the impact of various environmental issues; the volatility of merchandise and inventory prices; the failure to achieve anticipate economies of scale and operating efficiencies of the post-Merger cooperative; difficulties in integrating merchandise ordering and purchasing systems; difficulties in integrating wholesale technology and technical support; difficulties of combining logistic/distribution facilities and systems operations; regional variations in marketing opportunities; the combination of disparate pricing strategies and the potential impact of franchising and licensing laws on the Company's operations following the Merger.

     The Notes are unsecured obligations and will be subordinated in right of payment to senior notes, indebtedness to banking institutions, trade creditors and other indebtedness of the Company.

                                     MERGER

     At the Company's Annual Meeting, holders of Class A common stock approved the merger of the Company and SCC, including the issuance of the shares of common stock pursuant to the Merger Agreement, dated December 9, 1996, amendment and restatement of the Certificate of Incorporation as set forth in the Merger Agreement, ratification of revised By-Laws for TruServ Corporation ("TruServ"), and ratification of the revised form of the Retail Member Agreement as set forth in the Merger Agreement. The transaction is subject to customary closing conditions and is expected to be completed on July 1, 1997. The Amended and Restated Certificate of Incorporation will, among other things, increase the number of authorized shares of Class A common stock to 750,000 shares and the number of Class B common stock to 4,000,000 shares, eliminate cumulative voting, eliminate the requirement that all stockholders own the same number of shares of Class A common stock and change the name of the Company to TruServ. At the same meeting, holders of Class B common stock approved the increase in the number of authorized shares of Class B common stock to 4,000,000 shares.

CONVERSION OF SECURITIES

     Upon consummation of the transactions contemplated by the Merger Agreement,
(i) SCC will be merged with and into the Company, with the Company being the surviving corporation (and thereafter known as TruServ Corporation), and (ii) each outstanding share of SCC common stock and SCC Series A stock (excluding those shares thereof canceled pursuant to Article III of the Merger Agreement) will be converted into the right to receive one fully paid and nonassessable share of TruServ Class A common stock and each two outstanding shares of SCC preferred stock will be converted into the right to receive one fully paid and non-assessable share of TruServ Class B common stock. No fractional shares of TruServ stock will be issued in connection with such exchange. Cash will be delivered in lieu of fractional or cancelable shares. Based on the number of shares of SCC stock outstanding on the SCC record date, it is expected that approximately 262,348 and 1,083,752 shares of TruServ Class A common stock and Class B common stock, respectively, will be issued in connection with the Merger. It is anticipated that an additional approximately 250,000 shares of TruServ Class A common stock will be purchased by those pre-Merger stockholders of the Company to satisfy the new Class A common stock ownership requirement applicable to such Members as contemplated by the Merger Agreement.

RETAIL MEMBER AGREEMENT

     After the Effective Time of the Merger, all the Company's Members, and those SCC Members who voted in favor of the Merger Agreement, will be governed by the form of Retail Member Agreement attached to the Merger Agreement as
Exhibit 3.8. Such Retail Member Agreement is an amendment and restatement of the existing Retail Member Agreement. All the Company's stockholders, regardless of their vote for or against the Merger or their abstention from such vote, will be deemed to be bound by the agreement, as amended. A vote to approve the Merger Agreement by an SCC Member was deemed to constitute that Member's agreement to accept and be bound by the terms of the Retail Member Agreement, in cancellation and replacement of such SCC Member's existing Retailers/Distributors Agreement(s) with SCC. The Hardware/Lumber Operations of such Member will after the Effective Time be conducted as part of the cooperative activities of TruServ and be governed by the Certificate of Incorporation, By-Laws and Retail Member Agreement of TruServ as in effect from time to time. The SCC Membership Agreement of each SCC Member voting against the Merger, or abstaining with respect thereto, together with any related license or franchise agreements, shall be assigned by SCC to TruServ without further action, subject to any terminations and replacements as may be agreed upon between each such SCC Member and TruServ. Whether or not an individual Member voted for, against or abstained from the Merger going forward all Members will belong to and be a part of TruServ, sharing in the benefits and advantages of membership in the new cooperative.

                                   DIVIDENDS

     Other than the payment of patronage dividends, including the redemption of some nonqualified written notices of allocation, the Company has not paid dividends on its Class A common stock or Class B common stock. The Board of Directors does not plan to pay dividends on either class of stock. Dividends (other than patronage dividends) on the Class A common stock and Class B common stock, subject to the provisions of the Company's Certificate of Incorporation, may be declared out of gross margins of the Company, other than gross margins from operations with or for Members and other patronage source income, after deduction for expenses, reserves and provisions authorized by the Board of Directors. Dividends may be paid in cash, in property, or in shares of the common stock, subject to the provisions of the Certificate of Incorporation. See "Distribution of Patronage Dividends."

                            SELECTED FINANCIAL DATA

                                                             FOR THE FISCAL YEARS
                                        --------------------------------------------------------------
                                           1996         1995         1994         1993         1992
                                        ----------   ----------   ----------   ----------   ----------
                                                     (IN THOUSANDS EXCEPT PER SHARE DATA)
Revenues..............................  $2,441,707   $2,437,002   $2,574,445   $2,420,727   $2,356,468

Gross margins.........................  $  196,636   $  202,068   $  223,331   $  217,921   $  216,608

Net margins...........................  $   52,410   $   59,037   $   60,318   $   57,023   $   60,629

Patronage dividends...................  $   53,320   $   60,140   $   60,421   $   54,440   $   60,901

Total assets..........................  $  853,985   $  819,576   $  868,785   $  803,528   $  833,372

Long-term debt and obligations under
  capital leases......................  $   80,145   $   79,213   $   75,756   $   69,201   $   72,749

Promissory (subordinated) and
  instalment notes payable............  $  185,366   $  186,335   $  199,099   $  217,996   $  235,695

Class A common stock..................  $    4,876   $    5,294   $    6,370   $    6,633   $    6,857

Class B common stock..................  $  114,053   $  113,062   $  116,663   $  110,773   $  108,982

Book value per share of Class A common
  stock and Class B common stock(a)...  $   101.89   $   102.68   $   103.57   $   103.85   $   101.42

---------------
(a) The book value per share of the Company's Class A common stock and Class B common stock is the value, determined in accordance with generally accepted accounting principles, of such shares as shown by the respective year-end consolidated balance sheets of the Company, included elsewhere herein as reported on by the Company's independent auditors, after eliminating therefrom all value for goodwill, and other intangible assets and any retained earnings specifically appropriated by the Company's Board of Directors.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

  FISCAL YEAR 1996 COMPARED TO FISCAL YEAR 1995

     In fiscal year 1996, the Company's revenues were $2,441,707,000, an increase of 0.2% from fiscal year 1995. Current year revenues were influenced by the 1995 phase-out of the V&S(R) Variety and General Power Equipment divisions. Comparable store revenues increased 4.4% due to improved Member participation. Fiscal year 1996 revenue increases were concentrated in the core merchandise categories of Electrical and Plumbing, up 4.0%, Painting and Cleaning, up 5.0%, Farm and Garden, up 3.8% and Lumber and Building Materials, up 2.4%. Additionally, the Company continued to pursue business opportunities such as International and trueAdvantage, which both increased 14.2%. Also, the Company further expanded the Pinpoint Pricing program to further reduce the selling price of many core hardware and related products.

     Overall gross margins, as a percent of revenues, decreased for the fifth year in a row to 8.1% from 8.3% in fiscal year 1995. The reduction in gross margin was the result of a more competitive pricing strategy, which included the expanded Pinpoint Pricing program that resulted in a $7,100,000 price reduction to the Members. Other strategies, predominantly the trueAdvantage program, returned an additional $2,000,000 to the Members.

     Warehouse, general and administrative expenses increased slightly compared to the prior year, but as a percent of revenues remained comparable at 4.7% with the prior year, due to management's continued effort to control operating expense and an expense recovery associated with prior years' favorable risk loss experience.

     Certain estimates of warehouse, general and administrative expenses are recorded throughout the year including expenses related to incurred but not reported healthcare claims, premiums for comprehensive insurance, capitalizable inventory related costs and other expense items. During the fourth quarter of fiscal 1996, the Company recorded approximately $11 million of net reductions in warehouse, general and administrative expenses relating to the refinement of these estimates recorded in the prior three quarters, a refund of insurance premiums of approximately $7 million and cost recoveries from manufacturers of approximately $5 million related to the Fall market.

     Interest paid to Members decreased by $2,167,000 or 10.5% primarily due to a lower principal balance and lower average interest rates.

     Other interest expense increased by $877,000 or 9.4% compared to last year primarily due to higher short-term borrowings partially offset by a lower average interest rate.

     Net margins were $52,410,000 for the year ended December 28, 1996 compared to $59,037,000 for the year ended December 30, 1995.

  FISCAL YEAR 1995 COMPARED TO FISCAL YEAR 1994

     In fiscal year 1995, the Company's revenues were $2,437,002,000, a decrease of 5.3% from fiscal year 1994. This decrease was attributable to the phase-out of the V&S(R) Variety division and the sale of the General Power Equipment manufacturing division. Comparable sales categories were flat with the prior year due to the soft economy and unusual weather in the United States, combined with the declining sales in Mexico. In addition, the Company expanded the Pinpoint Pricing program which reduced the selling price of many core hardware and related products.

     Overall merchandise gross margins, as a percentage of revenues, decreased for the fourth year in a row. This reduction in gross margin percentage was the result of an expanded Pinpoint Pricing program and the withdrawal from the resigned businesses of V&S(R) Variety division and General Power Equipment manufacturing division.

     Warehouse, general and administrative expenses decreased by $18,652,000 or 14.0% compared to the prior year. As a percentage of revenue, these expenses were 4.7% in 1995 compared to 5.2% in 1994. The decrease in operating expenses was attributable to continued efforts to reduce operating costs, an expense recovery associated with prior years' favorable risk loss experience and efficiencies derived from the resigned businesses.

     Interest paid to Members decreased by $2,267,000 or 9.9% primarily due to a lower average principal balance and a decrease in the average interest rate.

     Other interest increased due to the increase in the Cotter & Company term note program.

     Net margins were $59,037,000 for the year ended December 30, 1995 compared to $60,318,000 for the year ended December 31, 1994.

LIQUIDITY AND CAPITAL RESOURCES

     Cash and cash equivalents decreased from $22,473,000 at December 30, 1995, to $1,662,000 at December 28, 1996. This decrease was primarily due to cash flow used for operating activities. Cash used for operating activities was $9,609,000 for the year ended December 28, 1996, compared to cash flow provided by operating activities of $106,640,000 for the year ended December 30, 1995. The decrease in cash flow from operating activities resulted from increased inventory levels to better service the needs of Members with expanded inventory selection and improved service levels. Inventory levels increased by $32,243,000 in fiscal year 1996 compared to a $69,436,000 decrease in fiscal year 1995. Additionally, accounts and notes receivables used cash flow from operating activities of $38,581,000 due to seasonal payment terms extended to Members.

     Cash flows of $21,767,000 used for investing activities increased slightly from the previous fiscal year.

     These uses of cash flows were funded by financing activities which provided cash flow of $10,565,000 in fiscal year 1996.

     At December 28, 1996, net working capital decreased slightly to $201,304,000 from $202,999,000 at December 30, 1995. The current ratio decreased to 1.43 at December 28, 1996 from 1.47 at December 30, 1995.

     The Company has established a $125,000,000 five-year revolving credit facility with a group of banks. In addition, the Company has various short-term lines of credit available under informal agreements with lending banks, cancelable by either party under specific circumstances. The Company pays commitment fees for these lines. The borrowings under these agreements were $70,594,000 at December 28, 1996 and $2,657,000 at December 30, 1995. In
addition, the Company has a private shelf agreement with available borrowings up to $50,000,000.

     The Company's capital is primarily derived from Class A common stock and retained earnings, together with promissory (subordinated) notes and nonvoting Class B common stock issued in connection with the Company's annual patronage dividend. Funds derived from these capital resources are usually sufficient to satisfy long-term capital needs.

     Total capital expenditures, including those made under capital leases, were $23,708,000 in fiscal year 1996 compared to $28,912,000 in fiscal year 1995 and $21,427,000 in fiscal year 1994. These capital expenditures were principally related to additional equipment and technological improvements at the regional distribution centers and national headquarters. Funding of capital expenditures in fiscal year 1997 is anticipated to come from operations and external sources, if necessary.

                                    BUSINESS

     The Company is a Member-owned wholesaler of hardware and related merchandise. Historically, it has been the largest cooperative wholesaler of hardware and related merchandise in the United States. The Company also manufactures paint and paint applicators. For reporting purposes, the Company operates in a single industry as a Member-owned wholesaler cooperative.

     On April 1, 1997, the stockholders of the Company and the shareholders of SCC agreed to merge the two companies pursuant to the Merger Agreement. SCC is a $1,700,000,000 hardware wholesaler with a strong presence in retail lumber and building materials. The transaction is subject to customary closing conditions and is expected to be completed on July 1, 1997. Following completion of the Merger, the Company will be renamed TruServ Corporation.

     Membership entitles a Member to use certain Company trademarks and trade names, including the federally registered collective membership trademark indicating membership in "True Value(R) Hardware Stores". The "True Value(R)" collective membership mark has a present expiration date of January 2, 2003.

     The Company serves approximately 5,300 True Value(R) Hardware Stores throughout the United States. Primary concentrations of Members exist in California (approximately 8%), Illinois (approximately 6%), New York, Pennsylvania and Texas (approximately 5% each) and Michigan, Ohio and Wisconsin (approximately 4% each).

     The Company's total sales of merchandise to its U.S. Members were divided among the following general classes of merchandise:

                                                     FOR THE FISCAL YEARS
                                                     ---------------------
                                                     1996    1995    1994
                                                     -----   -----   -----
Hardware Goods.....................................  22.4%   22.3%   20.1%
Electrical and Plumbing............................  18.2%   17.7%   15.8%
Painting and Cleaning..............................  14.0%   13.3%   14.4%
Farm and Garden....................................  13.8%   13.3%   12.5%
Lumber and Building Materials......................  12.8%   12.7%   12.9%
Appliances and Housewares..........................  11.2%   11.7%   10.4%
Sporting Goods and Toys............................   7.6%    9.0%   13.9%

     The Company serves its Members by functioning as a low cost distributor of goods and maximizing its volume purchasing abilities, primarily through vendor rebates and discount programs, for the benefit of its Members. These benefits are passed along to its Members in the form of lower prices and/or patronage dividends. The Company has numerous individual agreements or commitments from its suppliers, virtually all of which are terminable by such suppliers without cause. Such provisions, either individually or in the aggregate, have not had any material adverse effect on the Company's ability to conduct its business. The goods and services purchased by the Company from these suppliers are generally available from a wide variety of sources. The Company is not dependent upon any one supplier or group of suppliers and has not experienced a problem in obtaining necessary goods. The Company holds conventions and meetings for its Members in order to keep them better informed as to industry trends and the availability of new merchandise. The Company also provides each of its Members with an illustrated price catalog showing the products available from the Company. The Company's sales to its Members are divided into three categories, as follows: (1) warehouse shipment sales (approximately 49% of total sales); (2) direct shipment sales (approximately 41% of total sales); and (3) relay sales (approximately 10% of total sales). Warehouse shipment sales are sales of products purchased, warehoused, and resold by the Company upon orders from the Members. Direct shipment sales are sales of products purchased by the Company but delivered directly to Members from manufacturers. Relay sales are sales of products purchased by the Company in response to the requests of several Members for a product which is not normally held in inventory and is not susceptible to direct shipment. Generally, the Company will give notice to all Members of its intention to purchase products for relay shipment and then purchase only so many of such products as the Members order. When the product shipment arrives at the Company, it is not warehoused; rather, the Company breaks up the shipment and "relays" the appropriate quantities to the Members who placed orders.

     The Company also manufactures paint and paint applicators. The principal raw materials used by the Company are chemicals including among other ingredients, resins, solvents, coalescent extenders and pigments. All raw materials are purchased from outside sources. There are no minimum/maximum purchase obligations with the vendors and they have the right to terminate their agreements at any time. Currently, there is no shortage, nor is any anticipated, of such raw materials which would materially impact operations. The raw materials purchased by the Company from these vendors are generally available from a variety of sources. The Company is not dependent upon any one supplier and has not experienced a problem in obtaining necessary raw materials.

     The Company annually sponsors two "markets" (one in the Spring and one in the Fall). In fiscal year 1997, these markets will be held in Atlanta and New Orleans. Members are invited to the markets and generally place substantial orders for delivery during the period prior to the next market. During such markets, new merchandise and seasonal merchandise for the coming season is displayed to attending Members.

     As of February 22, 1997 and February 24, 1996, the Company had a backlog of firm orders (including relay orders) of approximately $16,000,000 and $23,000,000, respectively. The Company's backlog at any given time is made up of two principal components: (i) normal resupply orders and (ii) market orders for future delivery. Resupply orders are orders from Members for merchandise to keep inventories at normal levels. Generally, such orders are filled the day following receipt, except that relay orders for future delivery (which are in the nature of resupply orders) are not intended to be filled for several months. Market orders for future delivery are Member orders for new or seasonal merchandise placed at the Company's two markets, for delivery during the several months subsequent to the markets. Thus, the Company will have a relatively high backlog at the end of each market which will diminish in subsequent months until the next market.

     The retail hardware industry is characterized by intense competition. Independent retail hardware businesses served by the Company continue to face intense competition from chain stores, discount stores, home centers and warehouse operations. Increased operating expenses for the retail stores, including increased costs due to longer open-store hours and higher rental costs of retail space, have cut into operating margins and brought pressures for lower merchandise costs, to which the Company has been responsive through a retail oriented competitive pricing strategy on high turnover, price sensitive items (Pinpoint Pricing program). The trueAdvantage(TM) program was introduced in 1995 to promote higher retail standards in order to build consumer loyalty and create a positive image for all True Value(R) stores. The trueAdvantage(TM) program is a voluntary program developed to help Members meet the wants and needs of the retail customer coming into hardware stores. The program establishes twelve standards to be met for the benefit of the retail customer. Included are state-of-the-art, high-tech standards like in-store computerization and participation in the Cotter Satellite Network as well as various "low-tech" essentials. The benefits of being a trueAdvantage(TM) Member include below market-rate business improvement financing and a 5% year-end discount on increases in their warehouse purchases. Over 1,000 Members have committed to the trueAdvantage(TM) program.

     The Company competes with other Member-owned and non-member-owned wholesalers as a source of supply and merchandising support for independent retailers. Competitive factors considered by independent retailers in choosing a source of supply include price, service capabilities, promotional support and merchandise selection and quality. Increased operating expenses and decreased margins have resulted in several non-member-owned wholesalers withdrawing from business.

     The Company, through a Canadian subsidiary, owns a majority equity interest in Cotter Canada Hardware and Variety Cooperative, Inc., a Canadian wholesaler of hardware, variety and related merchandise. This cooperative serves 505 True Value(R) Hardware and V&S(R) Variety Stores, all located in Canada. The cooperative has approximately 325 employees and generated less than 5% of the Company's consolidated revenue in fiscal year 1996.

     The Company operates several other subsidiaries, most of which are engaged in businesses providing additional services to the Company's Members. In the aggregate, these subsidiaries are not significant to the Company's results of operations.

     The Company employs approximately 3,500 persons in the United States on a full-time basis. Due to the widespread geographical distribution of the Company's operations, employee relations are governed by the practices prevailing in the particular area and are generally dealt with locally. Approximately 34% of the Company's hourly-wage employees are covered by collective bargaining agreements which are generally effective for periods of three or four years. In general, the Company considers its relationship with its employees to be good.

                      DISTRIBUTION OF PATRONAGE DIVIDENDS

     The Company operates on a cooperative basis with respect to business done with or for Members. All Members are entitled to receive patronage dividend distributions from the Company on the basis of gross margins of merchandise and/or services purchased by each Member. In accordance with the Company's By-Laws and Retail Member Agreement; the annual patronage dividend is paid to Members out of the gross margins from operations and other patronage source income, after deduction for expenses, reserves and provisions authorized by the Board of Directors.

     Patronage dividends are usually paid to Members within 60 days after the close of the Company's fiscal year; however, the Internal Revenue Code (the "Code") permits distribution of patronage dividends as late as the 15th day of the ninth month after the close of the Company's fiscal year, and the Company may elect to distribute the annual patronage dividend at a later time than usual in accordance with the provisions of the Code.

     The Company's By-Laws provide for the payment of year-end patronage dividends, after payment of at least 20% of such patronage dividends in cash, in qualified written notices of allocation including (i) Class B common stock based on book value thereof, to a maximum of 2% of the Member's net purchases of merchandise from the Company for the year (except in unusual circumstances of individual hardships, in which case the Board of Directors reserves the right to make payments in cash), (ii) promissory (subordinated) notes, or (iii) other property. Such promissory (subordinated) notes are for a five year term, bear interest at a fixed rate based on a premium spread above comparable U.S. Treasury notes as approved by the Board of Directors, and are subordinated to all other debt of the Company. The Company may also issue nonqualified written notices of allocation to its Members as part of its annual patronage dividend. See "Payment of Patronage Dividends in Accordance with the Internal Revenue Code."

     In determining the form of the annual patronage dividend, a Member's required investment in Class B common stock of the Company had been limited by the Board of Directors to an amount in the aggregate not exceeding an amount (computed on the basis of par value thereof and to the nearest multiple of $100) equal to (i) two percent (2%) of a Member's net purchases of direct shipment sales from the Company and purchases of direct shipment sales of "Competitive Edge Program Lumber" materials computed separately at one percent (1%), (ii) four percent (4%) of a Member's net purchases of relay sales from the Company and (iii) eight percent (8%) of a Member's net warehouse purchases from the Company in the year of the highest total net purchases of the three preceding years. In 1996, the Board of Directors adopted a plan to continue to adequately capitalize the Company. The percentage method described in items (i) through
(iii) has been superseded by the Board of Director's 1996 plan, which plan is set forth in the Merger Agreement. The annual application of the requirements set forth in the Merger Agreement results in the issuance of a number of shares of Class B common stock, the cumulative value of which will not exceed two percent (2%) of the Member's net purchases of merchandise from the Company. In that each Member currently has equal voting power (voting rights being limited to Class A common stock), acquisition of Class B common stock as patronage dividends generally results in the larger-volume Members having greater common stock equity in the Company but a lesser proportionate voting power per dollar of common stock owned than smaller-volume Members. See the Merger Agreement for the amounts of Class B common stock a Member is required to acquire through his or her patronage dividend. The indicated percentages are multiplied by the Member's purchase levels of the merchandise categories set forth in the Merger Agreement. The amount of such required investment is determined by majority vote of the Board of Directors, and may be increased or decreased by such vote. The basis for determining the necessity of an increase or decrease is through evaluation of the financial needs of the Company, keeping in mind the needs of the membership. The consideration and method of payment for such shares is by way of the required amount being calculated as part of the annual patronage dividend distribution amount.

PAYMENT OF PATRONAGE DIVIDENDS IN ACCORDANCE WITH THE INTERNAL REVENUE CODE

     The Code specifically provides for the taxation of cooperatives (such as the Company) and their patrons (such as the Company's Members) so as to ensure that the business earnings of cooperatives are currently taxable either to the cooperatives or to the patrons.

     The shares of Class B common stock, the promissory (subordinated) notes and other written notices, which disclose to the recipient the stated amount allocated to him by the Company and the portion thereof which is a patronage dividend, distributed by the Company to its Members are "written notices of allocation" within the meaning of that phrase as used in the Code. For such written notices to be "qualified written notices of allocation" within the meaning of the Code, it is necessary that the Company pay 20% or more of the annual patronage dividend in cash and that the Members consent to having the allocations (at their stated dollar amount) treated as being constructively received by them and includable in their gross income. Such written notices that do not meet these requirements are "nonqualified written notices of allocation" within the meaning of the Code. Cash, qualified written notices, and other property (except nonqualified written notices of allocation) are currently deducted from earnings in determining the taxable income of the Company and, accordingly such qualified written notices of allocation are includable in gross income of the patron (Member). Section 1385(a) of the Code provides, in substance, that the amount of any patronage dividend which is paid in cash, qualified written notices of allocation or other property (except nonqualified written notices of allocation) shall be included in the gross income of the patron (Member) for the taxable year in which it receives such cash or such qualified written notices of allocation. In general, with respect to nonqualified written notices of allocation, no amounts are deductible by the Company or includable in gross income of the patron (Member) until redeemed by the Company.

     Thus, every year each Member may receive, as part of the Member's patronage dividend, non-cash "qualified written notices of allocation", which may include Class B common stock or promissory (subordinated) notes, the stated dollar amount of which must be recognized as gross income for the taxable year in which received. The portion of the patronage dividend paid in cash (at least 20%) may be insufficient, depending on the tax bracket in each Member's case, to provide funds for the payment of income taxes for which the Member will be liable as a result of the receipt of the entire patronage dividend, including cash, Class B common stock and promissory (subordinated) notes.

     In response to the provisions of the Code, the Company's By-Laws provide for the treatment of the shares of Class B common stock, promissory (subordinated) notes and such other notices as the Board of Directors may determine, distributed in payment of patronage dividends as "qualified written notices of allocation." The By-Laws provide in effect:

          (i) for payment of patronage dividends partly in cash, partly in qualified written notices of allocation (including the Class B common stock and promissory (subordinated) notes as described above), other property or in nonqualified written notices of allocation, and

          (ii) that membership in the organization (i.e. the status of being a Member of the Company) shall constitute consent by the Member to take the qualified written notices of allocation or other property into account in the Member's gross income as provided in Section 1385(a) of the Code.

     Under the provisions of the Code, persons who become or became Members of the Company or who retained their status as Members after adoption of the By-Laws providing that membership in the organization constitutes consent, and after receiving written notification and a copy of the By-Laws are deemed to have consented to the tax treatment of the cash and the qualified written notices of allocation in which the patronage dividends are paid, in accordance with Section 1385(a) of the Code. Written notification of the adoption of the By-Laws and its significance, and a copy of the By-Laws, were sent to each then existing Member and have been, and will continue to be, delivered to each party that became, or becomes a Member thereafter. Such consent is then effective except as to patronage occurring after the distributee ceases to be a Member of the organization or after the By-Laws of the organization cease to contain the provision with respect to the above described consent. Such consent may be revoked by the Member only by terminating its membership in the Company in the manner provided in its Retail Member Agreement.

     Each year since 1978, the Company has paid its Members 30% of the annual patronage dividend in cash in respect to patronage (excluding nonqualified written notices of allocation) occurring in the preceding year. It is the judgment of management that the payment of 30% or more of patronage dividends in cash will not have a material adverse effect on the operations of the Company or its ability to maintain adequate working capital for the normal requirements of its business. However, the Company is obligated to distribute only 20% of the annual patronage dividend (excluding nonqualified written notices of allocation) in cash and it may distribute this lesser percentage in future years.

     In order to avoid the administrative inconvenience and expense of issuing separate certificates representing shares of Class B common stock and separate promissory (subordinated) notes to each Member, the Company deposits a bulk certificate and a bulk promissory (subordinated) note with Harris Trust and Savings Bank, Chicago, Illinois for safekeeping for and on behalf of its Members and sends a written notice to each Member of these deposits and the allocation thereof to such Member.

                                   MANAGEMENT

     The directors and principal executive officers of the Company are as follows:

                        NAME (AGE)                                         OFFICE
                        ----------                                         ------
    Karen M. Agnew (55)...............................  Vice President and Assistant Secretary

    Joe W. Blagg (47).................................  Director

    Daniel T. Burns (46)..............................  Vice President, General Counsel and Secretary

    Danny R. Burton (50)..............................  Vice President

    William M. Claypool, III (74).....................  Director

    Samuel D. Costa, Jr. (55).........................  Director

    Daniel A. Cotter (62).............................  President, Chief Executive Officer and
                                                          Director

    Leonard C. Farr (75)..............................  Director

    William M. Halterman (49).........................  Director

    Robert F. Johnson (53)............................  Vice President

    Jerrald T. Kabelin (59)...........................  Director

    Kerry J. Kirby (50)...............................  Vice President, Chief Financial Officer and
                                                          Treasurer

    Robert J. Ladner (50).............................  Chairman of the Board and Director

    Paul Lemerise (52)................................  Vice President

    Robert M. Liebgott (46)...........................  Vice President

    John F. Lottes III (56)...........................  Director

    Kenneth M. Noble (39).............................  Director

    Robert Ostrov (47)................................  Senior Vice President

    Richard L. Schaefer (68)..........................  Director

    John P. Semkus (50)...............................  Vice President

    George V. Sheffer (44)............................  Director

    Dennis A. Swanson (58)............................  Director

    John M. West, Jr. (44)............................  Director

     During the past five years, the principal occupation of each director of the Company, other than Daniel A. Cotter, was the operation of retail hardware stores.

                                 LEGAL MATTERS

     The legality of the Notes will be passed upon for the Company by Messrs. Arnstein & Lehr, Suite 1200, 120 South Riverside Plaza, Chicago, Illinois 60606.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE(S)
                                                              -------
COTTER & COMPANY

  Report of Independent Auditors............................      23

  Consolidated Balance Sheet at December 28, 1996 and
     December 30, 1995......................................   24-25

  Consolidated Statement of Operations for each of the three years in the period ended
     December 28, 1996......................................      26

  Consolidated Statement of Cash Flows for each of the three years in the period ended
     December 28, 1996......................................      27

  Consolidated Statement of Capital Stock and Retained
     Earnings for each of the three years in the period
     ended December 28, 1996................................      28

  Notes to Consolidated Financial Statements................   29-38

SERVISTAR COAST TO COAST CORPORATION

  Consolidated Balance Sheets at December 31, 1996 and June
     30, 1996...............................................      39

  Consolidated Statements of Operations for the three months
     and six months ended December 31, 1996 and 1995........      40

  Consolidated Statements of Cash Flows for the six months
     ended December 31, 1996 and 1995.......................      41

  Report of Independent Accountants.........................      42

  Consolidated and Combined Balance Sheets at June 30, 1996
     and 1995...............................................   43-44

  Consolidated and Combined Statements of Operations for
     each of the three years in the period ended June 30,
     1996...................................................      45

  Consolidated and Combined Statements of Cash Flows for
     each of the three years in the period ended June 30,
     1996...................................................      46

  Notes to Consolidated and Combined Financial Statements...   47-54

                     -------------------------------------
                            THIS PAGE INTENTIONALLY
                                   LEFT BLANK
                     -------------------------------------

                         REPORT OF INDEPENDENT AUDITORS

To the Members and the Board of Directors
Cotter & Company

  We have audited the accompanying consolidated balance sheets of Cotter & Company as of December 28, 1996 and December 30, 1995, and the related consolidated statements of operations, cash flows and capital stock and retained earnings for each of the three years in the period ended December 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cotter & Company at December 28, 1996 and December 30, 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 28, 1996, in conformity with generally accepted accounting principles.

                                           ERNST & YOUNG LLP

  Chicago, Illinois
  February 10, 1997, except for Note 11
  as to which the date is April 1, 1997

                                COTTER & COMPANY

                               ------------------

                           CONSOLIDATED BALANCE SHEET

                                     ASSETS

                                                              DECEMBER 28,      DECEMBER 30,
                                                                  1996              1995
                                                              ------------      ------------
                                                                     (000'S OMITTED)
Current assets:
  Cash and cash equivalents.................................    $  1,662          $ 22,473
  Accounts and notes receivable.............................     307,205           287,888
  Inventories...............................................     347,554           315,311
  Prepaid expenses..........................................      13,517            11,180
                                                                --------          --------
               Total current assets.........................     669,938           636,852
Properties owned, less accumulated depreciation.............     167,331           165,683
Properties under capital leases, less accumulated
  amortization..............................................       3,680             5,393
Other assets................................................      13,036            11,648

                                                                --------          --------
               Total assets.................................    $853,985          $819,576
                                                                ========          ========

                See Notes to Consolidated Financial Statements.

                                COTTER & COMPANY

                               ------------------

                           CONSOLIDATED BALANCE SHEET

                         LIABILITIES AND CAPITALIZATION

                                                              DECEMBER 28,      DECEMBER 30,
                                                                  1996              1995
                                                              ------------      ------------
                                                                     (000'S OMITTED)
Current liabilities:

  Accounts payable..........................................    $287,291          $297,884
  Accrued expenses..........................................      51,149            53,363
  Short-term borrowings.....................................      70,594             2,657
  Current maturities of notes, long-term debt and lease
     obligations............................................      43,458            61,634
  Patronage dividend payable in cash........................      16,142            18,315
                                                                --------          --------
               Total current liabilities....................     468,634           433,853
Long-term debt..............................................      77,680            75,449
Obligations under capital leases............................       2,465             3,764
Capitalization:
  Promissory (subordinated) and instalment notes............     185,366           186,335
  Class A common stock and partially paid subscriptions
     (Authorized 100,000 shares; issued and fully paid
     48,480 and
     52,710 shares).........................................       4,876             5,294
  Class B nonvoting common stock and paid-in capital
     (Authorized 2,000,000 shares; issued and fully paid
     1,043,521 and 1,055,700 shares; issuable as partial
     payment of patronage dividends, 84,194 and 62,005
     shares)................................................     114,053           113,062
  Retained earnings.........................................       1,751             2,661
                                                                --------          --------
                                                                 306,046           307,352
  Foreign currency translation adjustment...................        (840)             (842)
                                                                --------          --------
               Total capitalization.........................     305,206           306,510
                                                                --------          --------
               Total liabilities and capitalization.........    $853,985          $819,576
                                                                ========          ========

                See Notes to Consolidated Financial Statements.

                                COTTER & COMPANY

                               ------------------

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                                   FOR THE YEARS ENDED
                                                      ----------------------------------------------
                                                      DECEMBER 28,     DECEMBER 30,     DECEMBER 31,
                                                          1996             1995             1994
                                                      ------------     ------------     ------------
                                                                     (000'S OMITTED)
Revenues............................................   $2,441,707       $2,437,002       $2,574,445
                                                       ----------       ----------       ----------
Cost and expenses:
  Cost of revenues..................................    2,245,071        2,234,934        2,351,114
  Warehouse, general and administrative.............      115,457          114,107          132,759
  Interest paid to Members..........................       18,460           20,627           22,894
  Other interest expense............................       10,175            9,298            7,493
  Gain on sale of properties owned..................           --               --             (692)
  Other income, net.................................         (228)          (1,177)            (604)
  Income tax expense................................          362              176            1,163
                                                       ----------       ----------       ----------
                                                        2,389,297        2,377,965        2,514,127
                                                       ----------       ----------       ----------
Net margins.........................................   $   52,410       $   59,037       $   60,318
                                                       ==========       ==========       ==========

                See Notes to Consolidated Financial Statements.

                                COTTER & COMPANY

                               ------------------

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                          FOR THE YEARS ENDED
                                                           -------------------------------------------------
                                                           DECEMBER 28,    DECEMBER 30,         DECEMBER 31,
                                                               1996            1995                 1994
                                                           ------------    ------------         ------------
                                                                            (000'S OMITTED)
Operating activities:
  Net margins.....................................           $ 52,410        $ 59,037             $ 60,318
  Adjustments to reconcile net margins to cash and
     cash equivalents from operating activities:
     Depreciation and amortization................             20,561          20,706               21,613
     Provision for losses on accounts and notes
       receivable.................................              3,201           3,741                4,233
     Changes in operating assets and liabilities:
       Accounts and notes receivable..............            (38,581)        (13,921)             (33,112)
       Inventories................................            (32,243)         69,436              (49,145)
       Accounts payable...........................            (10,593)        (36,584)              79,957
       Accrued expenses...........................             (2,563)          7,552                6,022
       Other adjustments, net.....................             (1,801)         (3,327)              (1,223)
                                                             --------        --------             --------
               Net cash and cash equivalents
                 provided
                 by (used for) operating
                 activities.......................             (9,609)        106,640               88,663
                                                             --------        --------             --------
Investing activities:
  Additions to properties owned...................            (23,530)        (24,904)             (21,427)
  Proceeds from sale of properties owned..........              3,151           5,022                2,174
  Changes in other assets.........................             (1,388)            617                1,132
                                                             --------        --------             --------
               Net cash and cash equivalents (used
                 for) investing activities........            (21,767)        (19,265)             (18,121)
                                                             --------        --------             --------
Financing activities:
  Payment of annual patronage dividend............            (18,315)        (18,383)             (16,614)
  Payment of notes, long-term debt and lease
     obligations..................................            (40,271)        (43,106)             (39,632)
  Proceeds from long-term borrowings..............              1,693           3,000                   --
  Increase (decrease) in short-term borrowings....             67,937          (6,672)             (13,851)
  Purchase of common stock........................               (660)         (1,740)                (216)
  Proceeds from sale of Class A common stock......                181             168                  288
                                                             --------        --------             --------
               Net cash and cash equivalents
                 provided by (used for) financing
                 activities.......................             10,565         (66,733)             (70,025)
                                                             --------        --------             --------
Net increase (decrease) in cash and cash
  equivalents.....................................            (20,811)         20,642                  517
                                                             --------        --------             --------
Cash and cash equivalents at beginning of year....             22,473           1,831                1,314
                                                             --------        --------             --------
Cash and cash equivalents at end of year..........           $  1,662        $ 22,473             $  1,831
                                                             ========        ========             ========

                See Notes to Consolidated Financial Statements.

                                COTTER & COMPANY

                               ------------------

         CONSOLIDATED STATEMENT OF CAPITAL STOCK AND RETAINED EARNINGS

                  FOR THE THREE YEARS ENDED DECEMBER 28, 1996

                                               COMMON STOCK, $100 PAR VALUE
                                          --------------------------------------
                                                CLASS A             CLASS B                     FOREIGN
                                          -------------------   ----------------               CURRENCY
                                                                   ISSUED AND      RETAINED   TRANSLATION
                                          ISSUED   SUBSCRIBED     TO BE ISSUED     EARNINGS   ADJUSTMENT
                                          ------   ----------     ------------     --------   -----------
                                                                  (000'S OMITTED)
Balances at January 1, 1994.............  $6,588     $  45          $110,773       $  3,867      $(670)
  Net margins...........................                                             60,318
  Foreign currency translation
     adjustment.........................                                                          (245)
  Patronage dividend....................                              10,829        (60,421)
  Stock issued for paid-up
     subscriptions......................     275      (275)
  Stock subscriptions...................               265
  Stock purchased and retired...........    (528)                     (4,939)
                                          ------     -----          --------       --------      -----
Balances at December 31, 1994...........   6,335        35           116,663          3,764       (915)
  Net margins...........................                                             59,037
  Foreign currency translation
     adjustment.........................                                                            73
  Patronage dividend....................                               6,422        (60,140)
  Stock issued for paid-up
     subscriptions......................     168      (168)
  Stock subscriptions...................               156
  Stock purchased and retired...........  (1,232)                    (10,023)
                                          ------     -----          --------       --------      -----
Balances at December 30, 1995...........   5,271        23           113,062          2,661       (842)
  Net margins...........................                                             52,410
  Foreign currency translation
     adjustment.........................                                                             2
  Patronage dividend....................                               8,645        (53,320)
  Stock issued for paid-up
     subscriptions......................     184      (184)
  Stock subscriptions...................               189
  Stock purchased and retired...........    (607)                     (7,654)
                                          ------     -----          --------       --------      -----
Balances at December 28, 1996...........  $4,848     $  28          $114,053       $  1,751      $(840)
                                          ======     =====          ========       ========      =====

---------------
     Subscribed Class A common stock amounts are net of unpaid amounts of $1,000 at December 28, 1996, December 30, 1995, and December 31, 1994 and $14,000 at January 1, 1994 (for 290, 240, 360, and 590 shares subscribed, respectively).

                See Notes to Consolidated Financial Statements.

                                COTTER & COMPANY

                               ------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND ACCOUNTING POLICIES

     Cotter & Company (the Company) is a Member-owned wholesaler of hardware and related merchandise. The Company also manufactures paint and paint applicators. The Company's goods and services are sold predominantly within the United States, primarily to retailers of hardware and related lines, each of whom has purchased ten shares of the Company's Class A common stock upon becoming a Member. The Company operates in a single industry as a Member-owned wholesaler cooperative. All Members are entitled to receive patronage dividend distributions from the Company on the basis of gross margins of merchandise and/or services purchased by each Member. In accordance with the Company's By-laws, the annual patronage dividend is paid to Members out of gross margins from operations and other patronage source income, after deduction for expenses and provisions authorized by the Board of Directors.

     On December 9, 1996, the Boards of Directors of the Company and ServiStar Coast to Coast Corporation agreed to merge the two companies. ServiStar Coast to Coast is a $1,700,000,000 hardware wholesaler with a strong presence in retail lumber and building materials. The transaction is subject to customary closing conditions, including approval by the stockholders of both companies, and is expected to be completed on July 1, 1997. Following completion of the merger, the Company will be renamed TruServ Corporation.

     The significant accounting policies of the Company are summarized below:

     Consolidation. The consolidated financial statements include the accounts of the Company and all wholly-owned subsidiaries. The consolidated financial statements also include the accounts of Cotter Canada Hardware and Variety Cooperative, Inc., a Canadian Member-owned wholesaler of hardware, variety and related merchandise, in which the Company has a majority equity interest.

     On January 13, 1995, the Company agreed to the sale of certain inventory of its V&S(R) Variety division to a national wholesaler who agreed to supply the majority of the V&S(R) Stores. Also, on January 31, 1995, the Company sold certain assets of its outdoor power equipment manufacturing division to a nationally recognized company and secured a favorable supply agreement for such equipment. These transactions did not have a material impact on the Company's results of operation or financial position.

     Capitalization. The Company's capital (Capitalization) is derived from Class A voting common stock and retained earnings, together with promissory (subordinated) notes and Class B nonvoting common stock issued in connection with the Company's annual patronage dividend. The By-laws provide for partially meeting the Company's capital requirements by payment of the year-end patronage dividend, of which at least twenty percent must be paid in cash, and the balance in five-year promissory (subordinated) notes and $100 par value Class B common stock.

     Membership may be terminated without cause by either the Company or the Member upon sixty days' written notice. In the event membership is terminated, the Company undertakes to purchase, and the Member is required to sell to the Company, all of the Member's Class A common stock and Class B common stock at book value. Payment for the Class A common stock will be in cash. Payment for the Class B common stock

                                COTTER & COMPANY

                               ------------------

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

will be a note payable in five equal annual instalments bearing interest at the same rate per annum as the promissory (subordinated) notes most recently issued as part of the Company's patronage dividend.

     Cash equivalents. The Company classifies its temporary investments in highly liquid debt instruments, with an original maturity of three months or less, as cash equivalents.

     Inventories. Inventories are stated at the lower of cost, determined on the "first-in, first-out" basis, or market.

     Properties. Properties are recorded at cost. Depreciation and amortization are computed by using the straight-line method over the following estimated useful lives: buildings and improvements--10 to 40 years; machinery and warehouse, office and computer equipment--5 to 10 years; transportation equipment--3 to 7 years; and leasehold improvements--the life of the lease without regard to options for renewal.

     Revenue Recognition. The Company recognizes revenue when merchandise is shipped or services are rendered.

     Retirement plans. The Company sponsors two noncontributory defined benefit retirement plans covering substantially all of its employees. Company contributions to union-sponsored defined contribution plans are based on collectively bargained rates times hours worked. The Company's policy is to fund annually all tax-qualified plans to the extent deductible for income tax purposes.

     Use of estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Reporting year. The Company's reporting year-end is the Saturday closest to December 31.

2. INVENTORIES

     Inventories consisted of:

                                            DECEMBER 28, 1996      DECEMBER 30, 1995
                                            -----------------      -----------------
                                                        (000'S OMITTED)
Manufacturing inventories:
  Raw materials.........................        $  2,797               $  2,139
  Work-in-process and finished goods....          24,558                 19,407
                                                --------               --------
                                                  27,355                 21,546
Merchandise inventories.................         320,199                293,765
                                                --------               --------
                                                $347,554               $315,311
                                                ========               ========

                                COTTER & COMPANY

                               ------------------

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

3. PROPERTIES

     Properties owned or leased under capital leases consisted of:

                                                        DECEMBER 28, 1996          DECEMBER 30, 1995
                                                      ---------------------      ---------------------
                                                       OWNED        LEASED        OWNED        LEASED
                                                      --------      -------      --------      -------
                                                                      (000'S OMITTED)
    Buildings and improvements....................    $179,206      $    --      $173,568      $    --
    Machinery and warehouse equipment.............      61,183           --        60,197           --
    Office and computer equipment.................      74,065           --        77,340           --
    Transportation equipment......................      16,561       11,202        21,076       11,454
                                                      --------      -------      --------      -------
                                                       331,015       11,202       332,181       11,454
    Less accumulated depreciation and
      amortization................................     175,730        7,522       178,793        6,061
                                                      --------      -------      --------      -------
                                                       155,285        3,680       153,388        5,393
    Land..........................................      12,046           --        12,295           --
                                                      --------      -------      --------      -------
                                                      $167,331      $ 3,680      $165,683      $ 5,393
                                                      ========      =======      ========      =======

4. LONG-TERM DEBT AND BORROWING ARRANGEMENTS

     Long-term debt consisted of:

                                             DECEMBER 28, 1996    DECEMBER 30, 1995
                                             -----------------    -----------------
                                                        (000'S OMITTED)
Senior note at 8.60%.....................         $47,000              $49,000
Term loans:
  5.97%..................................           2,437                3,000
  Variable (7.33% and 7.60%,
     respectively).......................           6,200                6,200
  Canadian prime at 7.50%................              --                3,665
Redeemable (subordinated) term notes,
  fixed interest rates ranging from 6.85%
  to 7.61%...............................          26,683               16,697
Industrial Revenue Bonds (5.28%):........           4,000                4,000
                                                  -------              -------
                                                   86,320               82,562
Less amounts due within one year.........           8,640                7,113
                                                  -------              -------
                                                  $77,680              $75,449
                                                  =======              =======

     Principal payments for the 8.60% senior note are due quarterly in incrementally increasing amounts through maturity in 2007.

     Principal payments for the 5.97% term loan are due quarterly beginning in 1996 through maturity in 1999. Payment for the variable term loan is due in 1999.

                                COTTER & COMPANY

                               ------------------

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

     The redeemable (subordinated) term notes have two to four year terms and are issued in exchange for promissory (subordinated) notes that were held by promissory note holders, who do not own the Company's Class A common stock. Also, effective October 1, 1996 the term notes were opened for purchase by investors that are affiliated with the Company.

     On October 1, 1997, and every three-year period thereafter, the interest rate on the 5.28% industrial revenue bonds will be adjusted based on a bond index. These bonds may be redeemed at face value at the option of either the Company or the bondholders at each interest reset date through maturity in 2003.

     Total maturities of long-term debt for fiscal years 1997, 1998, 1999, 2000, 2001 and thereafter are $8,640,000, $16,481,000, $17,574,000, $7,625,000,
$4,000,000 and $32,000,000, respectively.

     The Company has established a $125,000,000 five-year revolving credit facility with a group of banks. In addition, the Company has various short-term lines of credit available under informal agreements with lending banks, cancelable by either party under specific circumstances. The borrowings under these agreements were $70,594,000 at December 28, 1996 and were at a weighted average interest rate of 5.5%. At December 30, 1995, the Company's Canadian subsidiary had short-term borrowings at an interest rate of 7.5%.

     The Company is required to meet certain financial ratios and covenants pertaining to certain debt arrangements.

                                COTTER & COMPANY

                               ------------------

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

5. CAPITAL LEASES AND OTHER LEASE COMMITMENTS

     The Company rents buildings and warehouse, office, computer and transportation equipment under operating and capital leases. The following is a schedule of future minimum lease payments under long-term non-cancelable leases, together with the present value of the net minimum lease payments, as of December 28, 1996:

                                                           CAPITAL    OPERATING
                                                           -------    ---------
                                                             (000'S OMITTED)
Fiscal years
  1997.................................................    $1,433      $10,387
  1998.................................................     1,144        9,126
  1999.................................................       809        7,411
  2000.................................................       296        6,221
  2001.................................................       184        5,509
  Thereafter...........................................       108       45,651
                                                           ------      -------
Net minimum lease payments.............................     3,974      $84,305
                                                                       =======
Less amounts representing interest.....................       145
                                                           ------
Present value of net minimum lease payments............     3,829
Less amounts due within one year.......................     1,364
                                                           ------
                                                           $2,465
                                                           ======

     Capital leases expire at various dates and generally provide for purchase options but not renewals. Purchase options provide for purchase prices at either fair market value or a stated value which is related to the lessor's book value at expiration of the lease term.

     Rent expense under operating leases was as follows:

                                                              FOR THE YEARS ENDED
                                                ------------------------------------------------
                                                DECEMBER 28,      DECEMBER 30,      DECEMBER 31,
                                                    1996              1995              1994
                                                ------------      ------------      ------------
                                                                (000'S OMITTED)
Minimum rent................................      $14,476           $ 9,553            $8,487
Contingent rent.............................          495               510               611
                                                  -------           -------            ------
                                                  $14,971           $10,063            $9,098
                                                  =======           =======            ======

                                COTTER & COMPANY

                               ------------------

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

6. CAPITALIZATION

     Promissory (subordinated) and instalment notes consisted of:

                                                             DECEMBER 28,      DECEMBER 30,
                                                                 1996              1995
                                                             ------------      ------------
                                                                    (000'S OMITTED)
Promissory (subordinated) notes -
  Due on December 31, 1996--6.00%........................      $     --          $ 23,588
  Due on December 31, 1996--9.50%........................            --            27,029
  Due on December 31, 1997--10.00%.......................        16,037            16,660
  Due on December 31, 1997--7.87%........................        14,832            15,616
  Due on December 31, 1998--7.47%........................        14,886            16,461
  Due on December 31, 1998--8.00%........................        25,684            27,048
  Due on December 31, 1999--7.86%........................        15,349                --
  Due on December 31, 1999--8.00%........................        24,254            25,470
  Due on December 31, 1999--8.20%........................        23,431            25,327
  Due on December 31, 2000--6.50%........................        23,010            23,996
  Due on December 31, 2000--7.58% (issued in 1996).......        29,315            32,047
  Due on December 31, 2001--8.06% (to be issued).........        25,123                --
  Instalment notes at interest rates of 6.50% to 8.20%
     with maturities through 2000........................         6,899             5,753
                                                               --------          --------
                                                                218,820           238,995
Less amounts due within one year.........................        33,454            52,660
                                                               --------          --------
                                                               $185,366          $186,335
                                                               ========          ========

     The promissory notes are issued principally in payment of the annual patronage dividend. Promissory notes are subordinated to indebtedness to banking institutions, trade creditors and other indebtedness of the Company as specified by its Board of Directors. Notes to be issued relate to the patronage dividend which is distributed after the end of the year. Prior experience indicates that the maturities of a significant portion of the notes due within one year are extended, for a three year period, at interest rates substantially equivalent to competitive market rates of comparable instruments. The Company anticipates that this practice will continue.

     Total maturities of promissory and instalment notes for fiscal years 1997, 1998, 1999, 2000 and 2001 are $33,454,000, $42,690,000, $64,603,000,
$52,950,000, and $25,123,000, respectively.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

     Due to the uncertainty of the ultimate maturities of the promissory (subordinated) notes, management believes it is impracticable to estimate their fair value. The carrying amounts of the Company's other financial instruments approximate fair value. Fair value was estimated using discounted cash flow analyses, based on the Company's incremental borrowing rate for similar borrowings.

                                COTTER & COMPANY

                               ------------------

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

8. INCOME TAXES

     At December 28, 1996, the Company has alternative minimum tax credit carryforwards of approximately $900,000 which do not expire. The carryforwards are available to offset future federal tax liabilities.

     Significant components of the Company's deferred tax assets and liabilities as of December 28, 1996 resulted primarily from alternative minimum tax credit carryforwards and temporary differences between income tax and financial reporting for depreciation, inventory capitalization, bad debts, vacation pay and contributions to fund retirement plans.

     Significant components of the provision (benefit) for income taxes are as follows:

                                                              FOR THE YEARS ENDED
                                                ------------------------------------------------
                                                DECEMBER 28,      DECEMBER 30,      DECEMBER 31,
                                                    1996              1995              1994
                                                ------------      ------------      ------------
                                                                (000'S OMITTED)
Current:
  Federal...................................       $  --             $ (363)           $  486
  State.....................................         237                379               462
  Foreign...................................         275                273               278
                                                   -----             ------            ------
  Total current.............................         512                289             1,226
                                                   -----             ------            ------
Deferred:
  Federal...................................        (147)              (145)             (147)
  State.....................................         (26)               (26)              (26)
  Foreign...................................          23                 58               110
                                                   -----             ------            ------
  Total deferred............................        (150)              (113)              (63)
                                                   -----             ------            ------
                                                   $ 362             $  176            $1,163
                                                   =====             ======            ======

                                COTTER & COMPANY

                               ------------------

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

     The Company operates as a nonexempt cooperative and is allowed a deduction in determining its taxable income for amounts paid as patronage dividend based on margins from business done with or for Members. The reconciliation of income tax expense to income tax computed at the U.S. federal statutory tax rate of 35% in fiscal year 1996, 1995 and 1994 is as follows:

                                                          FOR THE YEARS ENDED
                                              --------------------------------------------
                                              DECEMBER 28     DECEMBER 30,    DECEMBER 31,
                                                  1996            1995            1994
                                              -----------     ------------    ------------
                                                            (000'S OMITTED)
Tax at U.S. statutory rate................      $ 18,470        $ 20,725        $ 21,518
Effects of:
  Patronage dividend......................       (18,662)        (21,049)        (21,147)
  State income taxes, net of federal tax
     benefit..............................           137             229             283
  Other, net..............................           417             271             509
                                                --------        --------        --------
                                                $    362        $    176        $  1,163
                                                ========        ========        ========

9. CASH FLOW

     The Company's noncash financing and investing activities in fiscal year 1996 and 1995 include acquisition of transportation equipment by entering into capital leases and the acquisition of property for resale. These transactions aggregate $178,000 and $4,008,000 in fiscal years 1996 and 1995, respectively. In addition, the annual patronage dividend and promissory (subordinated) note renewals relating to noncash operating and financing activities are as follows:

                                                                        FOR THE YEARS ENDED
                                                            --------------------------------------------
                                                            DECEMBER 28,    DECEMBER 30,    DECEMBER 31,
                                                                1996            1995            1994
                                                            ------------    ------------    ------------
                                                                          (000'S OMITTED)
Patronage dividend payable in cash......................      $16,142         $18,315         $18,383
Promissory (subordinated) notes.........................       15,354          23,536          23,213
Class B nonvoting common stock..........................        1,248          (2,592)          5,900
Instalment notes........................................        4,605           5,972           3,058
Member indebtedness.....................................       15,971          14,909           9,867
                                                              -------         -------         -------
                                                              $53,320         $60,140         $60,421
                                                              =======         =======         =======
Note renewals...........................................      $27,938         $23,974         $26,191
                                                              =======         =======         =======

     Cash paid for interest during fiscal years 1996, 1995 and 1994 totaled $28,694,000, $29,624,000 and $30,583,000, respectively. Cash paid for income taxes during fiscal years 1996, 1995 and 1994 totaled $694,000, $1,012,000 and $1,709,000, respectively.

                                COTTER & COMPANY

                               ------------------

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

10. RETIREMENT PLANS

     The components of net pension cost for the Company administered pension plans consisted of:

                                                                       FOR THE YEARS ENDED
                                                        --------------------------------------------------
                                                        DECEMBER 28,       DECEMBER 30,       DECEMBER 31,
                                                            1996               1995               1994
                                                        ------------       ------------       ------------
                                                                         (000'S OMITTED)
Income:
  Actual return (loss) on plan assets...............      $13,007            $25,564            $(1,543)
  Amortization of excess plan assets................          914                914                920
                                                          -------            -------            -------
                                                           13,921             26,478               (623)
                                                          -------            -------            -------
Expenses:
  Service cost-benefits earned during year..........        4,851              4,152              4,765
  Interest on projected benefit obligation..........        7,623              7,242              6,736
  Deferral of excess (deficiency) of actual over
     estimated return on plan assets................        4,223             18,021             (8,815)
                                                          -------            -------            -------
                                                           16,697             29,415              2,686
                                                          -------            -------            -------
Net pension cost....................................      $ 2,776            $ 2,937            $ 3,309
                                                          =======            =======            =======

     The discount rate and the rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were respectively, 7.75% and 4.50% in fiscal year 1996, 7.25% and 4.50%, in fiscal year 1995 and 8.50% and 4.50% in fiscal year 1994. These changes in actuarial assumptions did not have a material impact on net pension cost for fiscal years 1996 and 1995 and the Company does not anticipate that these changes will have a material impact on net pension cost in future years. In fiscal years 1996, 1995 and 1994, the expected long-term rate of return on assets was 9.50%. During 1995, the Company amended its pension plan, and such amendment had no material impact on the projected benefit obligation or pension expense. During 1996, the Company settled $8,520,000 of pension obligations under it's amended plan that resulted in a reduction of $798,000 in pension expense for fiscal year 1996.

     Plan assets are composed primarily of corporate equity and debt securities. Benefits are based on years of service and the employee's compensation during the last ten years of employment, offset by a percentage of

                                COTTER & COMPANY

                               ------------------

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

Social Security retirement benefits. Trusteed net assets and actuarially computed benefit obligations for the Company administered pension plans are presented below:

                                                                DECEMBER 28,       DECEMBER 30,
                                                                    1996               1995
                                                                ------------       ------------
                                                                        (000'S OMITTED)
Assets:
  Total plan assets at fair value...........................      $107,954           $104,396
                                                                  ========           ========
Obligations:
  Accumulated benefit obligations:
     Vested.................................................      $ 70,593           $ 77,435
     Non-vested.............................................        13,369             10,830
  Effect of projected compensation increases................        21,015             21,730
                                                                  --------           --------
  Total projected benefit obligations.......................       104,977            109,995
                                                                  --------           --------
Net excess assets (liabilities):
  Unrecognized:
     Unamortized excess assets at original date.............         6,170              7,673
     Net actuarial gain (loss)..............................         5,702             (3,793)
     Prior service costs....................................        (3,424)            (4,017)
  Recognized accrued pension cost...........................        (5,471)            (5,462)
                                                                  --------           --------
  Total net excess assets (liabilities).....................         2,977             (5,599)
                                                                  --------           --------
Total obligations and net excess assets (liabilities).......      $107,954           $104,396
                                                                  ========           ========

     The Company also participates in union-sponsored defined contribution plans. Pension costs related to these plans were $641,000, $720,000 and $757,000 for fiscal years 1996, 1995 and 1994, respectively.

11. SUBSEQUENT EVENT

     On April 1, 1997, the stockholders of the Company and the shareholders of ServiStar Coast to Coast Corporation voted to merge the two companies effective July 1, 1997.

                      SERVISTAR COAST TO COAST CORPORATION

                               ------------------

                          CONSOLIDATED BALANCE SHEETS

                                                              DECEMBER 31,        JUNE 30,
                                                                  1996              1996
                                                              ------------        --------
                                                                      (IN THOUSANDS)
                                                              (UNAUDITED)
                           ASSETS
Current assets:
  Cash and cash equivalents.................................    $  8,715          $  5,172
  Accounts and notes receivable.............................     158,636           192,299
  Merchandise inventory.....................................     160,955           171,976
  Prepaid expenses..........................................       7,355             8,314
                                                                --------          --------
          Total current assets..............................     335,661           377,761
Properties owned, less accumulated depreciation.............      80,384            78,414
Other assets................................................      13,850            11,607
                                                                --------          --------
          Total assets......................................    $429,895          $467,782
                                                                ========          ========
               LIABILITIES AND OWNERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses.....................    $185,614          $212,612
  Current maturities of long-term debt......................       5,679             5,645
  Patronage dividends payable in cash.......................       3,338             9,656
                                                                --------          --------
          Total current liabilities.........................     194,631           227,913
                                                                --------          --------
Long-term debt..............................................     113,514           118,476
                                                                --------          --------
Owners' equity:
  Preferred stock...........................................     115,935           118,359
  Common stock..............................................      12,432             8,487
  Retained deficit..........................................      (6,617)           (5,453)
                                                                --------          --------
               Total owners' equity.........................     121,750           121,393
                                                                --------          --------
               Total liabilities and owners' equity.........    $429,895          $467,782
                                                                ========          ========

                      SERVISTAR COAST TO COAST CORPORATION

                               ------------------

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                     FOR THE THREE                        FOR THE SIX
                                                      MONTHS ENDED                        MONTHS ENDED
                                             ------------------------------      ------------------------------
                                             DECEMBER 31,      DECEMBER 31,      DECEMBER 31,      DECEMBER 31,
                                                 1996              1995              1996              1995
                                             ------------      ------------      ------------      ------------
                                                                       (IN THOUSANDS)
                                                                        (UNAUDITED)
Revenues.................................      $424,509          $406,097          $888,992          $820,987
                                               --------          --------          --------          --------
Cost and expenses:
  Cost of goods sold.....................       392,170           373,741           819,100           754,115
  Distribution, selling and
     administrative......................        28,083            28,920            60,194            61,250
  Interest expense.......................         2,437             2,620             4,937             5,164
  Other income, net......................          (551)           (1,166)           (1,372)           (3,888)
  Income tax expense.....................            99                99               198               198
                                               --------          --------          --------          --------
                                                422,238           404,214           883,057           816,839
                                               --------          --------          --------          --------
Net margins..............................      $  2,271          $  1,883          $  5,935          $  4,148
                                               ========          ========          ========          ========

                      SERVISTAR COAST TO COAST CORPORATION

                               ------------------

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            FOR THE SIX MONTHS ENDED

                                                                     DECEMBER 31,         DECEMBER 31,
                                                                         1996                 1995
                                                                     ------------         ------------
                                                                              (IN THOUSANDS)
                                                                                (UNAUDITED)
Cash flows from operating activities:
  Net margins...............................................           $  5,935             $  4,148
  Adjustments to reconcile net margins to net cash from
     operating activities:
     Depreciation...........................................              3,566                3,581
     Amortization...........................................              1,420                1,236
     (Gain) loss on disposition.............................                (38)                 295
  Increase (decrease) from changes in:
       Receivables..........................................             33,663               42,482
       Merchandise inventory................................             11,021                6,511
       Prepaid expenses.....................................                959                 (746)
       Accounts payable and accrued expenses................            (26,998)             (40,958)
                                                                       --------             --------
               Net cash provided by operating activities....             29,528               16,549
                                                                       --------             --------
Cash flows from investing activities:
     Proceeds from sale of property and equipment...........                 42                    0
     Purchases of property and equipment....................             (5,540)              (2,046)
     (Increase) decrease in other assets....................             (3,663)               3,220
                                                                       --------             --------
               Net cash (used in) provided by investing
                 activities.................................             (9,161)               1,174
                                                                       --------             --------
Cash flows from financing activities:
  Repayment of long-term debt, net..........................             (4,928)                (466)
  Proceeds from issuance of capital stock...................              3,602                  131
  Repurchase of capital stock...............................             (5,842)              (4,732)
  Payment of cash portion of patronage dividends............             (9,656)             (11,139)
                                                                       --------             --------
               Net cash used in financing activities........            (16,824)             (16,206)
                                                                       --------             --------
Net increase in cash........................................              3,543                1,517
Cash at beginning of period.................................              5,172                5,833
                                                                       --------             --------
Cash at end of period.......................................           $  8,715             $  7,350
                                                                       ========             ========

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Owners of
SERVISTAR Corporation:

  We have audited the accompanying consolidated and combined balance sheets of SERVISTAR Corporation and Coast to Coast Stores, Inc. as described in Note B to the financial statements as of June 30, 1996 and 1995 and the related statement of operations and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SERVISTAR Corporation as of June 30, 1996 and 1995, and the results of its operations and cash flows for each of the three years in the period ended June 30, 1996 in conformity with generally accepted accounting principles.

                                           COOPERS & LYBRAND LLP

  Pittsburgh, Pennsylvania
  July 26, 1996, except for Note J
  as to which the date is April 1, 1997

                             SERVISTAR CORPORATION
                                ---------------

                    CONSOLIDATED AND COMBINED BALANCE SHEETS

                                                                   AS OF JUNE 30
                                                                --------------------
                                                                  1996        1995
                                                                --------    --------
                                                                (IN THOUSANDS EXCEPT
                                                                  PER SHARE DATA)
                           ASSETS
Current assets:
  Cash and cash equivalents.................................    $  5,172    $  5,833
  Receivables, less allowance for doubtful accounts of
     $1,557 in 1996 and $1,547 in 1995......................     192,299     193,001
  Merchandise inventory.....................................     171,976     173,706
  Prepaid expenses..........................................       8,314       7,653
                                                                --------    --------
               Total current assets.........................     377,761     380,193
Property and equipment, at cost:
  Buildings.................................................      81,272      77,365
  Office and warehouse equipment............................      62,013      57,520
                                                                --------    --------
                                                                 143,285     134,885
  Less accumulated depreciation.............................      70,276      63,872
                                                                --------    --------
                                                                  73,009      71,013
  Land......................................................       5,405       4,674
                                                                --------    --------
                                                                  78,414      75,687
Other assets................................................      11,607      10,950
                                                                --------    --------
               Total assets.................................    $467,782    $466,830
                                                                ========    ========

    The accompanying notes are an integral part of the financial statements.

                             SERVISTAR CORPORATION
                                ---------------

                    CONSOLIDATED AND COMBINED BALANCE SHEETS

                                                                   AS OF JUNE 30
                                                                --------------------
                                                                  1996        1995
                                                                --------    --------
                                                                (IN THOUSANDS EXCEPT
                                                                  PER SHARE DATA)
               LIABILITIES AND OWNERS' EQUITY
Current liabilities:
  Accounts payable..........................................    $183,357    $191,981
  Accrued liabilities.......................................      29,255      27,513
  Patronage dividends payable -- SERVISTAR..................       7,172       7,957
  Patronage dividends payable -- Coast to Coast Stores,
     Inc. ..................................................       2,484       3,182
  Current portion of long-term debt.........................       5,645       6,171
                                                                --------    --------
               Total current liabilities....................     227,913     236,804
Long-term debt, less current portion........................     118,476     108,592
                                                                --------    --------
               Total liabilities............................     346,389     345,396
Owners' equity:
  Capital stock:
     Preferred (as to assets only) nonparticipating, $50 par
      value; authorized shares, 3,000,000; outstanding
      shares: 1996, 1,858,940; 1995, 1,813,480..............      92,947      90,674
     Common, $100 par value; authorized shares, 300,000;
      outstanding shares: 1996, 31,840; 1995, 32,072........       3,184       3,207
     Common preference redeemable, $100 par value;
      authorized shares, 5,000; outstanding shares: 1995,
      1,000.................................................          --         100
  Amounts due owners in preferred stock -- SERVISTAR........       8,269       9,439
  Amounts due owners in preferred stock -- Coast to Coast
     Stores, Inc. ..........................................       2,138       2,947
  Capital stock of subsidiary...............................         819         790
  Capital stock of Coast to Coast Stores, Inc.:
     Preferred (as to assets only) nonparticipating, $50 par
      value; authorized shares, 3,000,000; outstanding
      shares: 1996, 300,100; 1995, 284,920..................      15,005      14,246
     Common, $600 par value; authorized shares, 300,000;
      outstanding shares: 1996, 8,390; 1995, 8,450 (net of
      stock subscriptions receivable of: 1996, $550; 1995,
      $413).................................................       4,484       4,657
  Retained earnings (deficit):
     Parent.................................................          76          76
     Subsidiaries...........................................      (5,529)     (4,702)
                                                                --------    --------
               Total owners' equity.........................     121,393     121,434
                                                                --------    --------
               Total liabilities and owners' equity.........    $467,782    $466,830
                                                                ========    ========

    The accompanying notes are an integral part of the financial statements.

                             SERVISTAR CORPORATION
                               ------------------

               CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS

                                                             FOR THE YEARS ENDED JUNE 30
                                                       ----------------------------------------
                                                          1996           1995           1994
                                                          ----           ----           ----
                                                                    (IN THOUSANDS)

Net revenues.........................................  $1,729,908     $1,802,103     $1,734,905
Costs and expenses:
  Cost of goods sold.................................   1,611,174      1,679,615      1,613,257
  Distribution, selling and administrative
     expenses........................................      93,080         95,179         93,006
  Interest expense...................................      10,091         10,825         10,076
  Other income, net..................................      (3,471)        (6,886)        (6,866)
                                                       ----------     ----------     ----------
          Total costs and expenses...................   1,710,874      1,778,733      1,709,473
                                                       ----------     ----------     ----------
Net margins..........................................  $   19,034     $   23,370     $   25,432
                                                       ==========     ==========     ==========
Retained deficit at beginning of year................  $   (4,626)    $   (4,675)    $   (4,043)
Net margins..........................................      19,034         23,370         25,432
Patronage dividends..................................     (19,861)       (23,321)       (26,064)
                                                       ----------     ----------     ----------
Retained deficit at end of year......................  $   (5,453)    $   (4,626)    $   (4,675)
                                                       ==========     ==========     ==========

    The accompanying notes are an integral part of the financial statements.

                             SERVISTAR CORPORATION
                               ------------------

               CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

                                                                 FOR THE YEARS ENDED JUNE 30
                                                            --------------------------------------
                                                              1996           1995           1994
                                                              ----           ----           ----
                                                                        (IN THOUSANDS)
Cash flows from operating activities:
  Net margins.............................................  $ 19,034       $ 23,370       $ 25,432
  Adjustments to reconcile net margins to net cash
     provided by operating activities:
     Depreciation.........................................     7,187          7,110          6,285
     Amortization.........................................     2,343          3,698          3,048
     Gain on disposition of property and equipment........      (410)          (152)            --
     Increase (decrease) from changes in:
       Receivables........................................       702          5,627         (4,108)
       Merchandise inventory..............................     1,730          2,443         (4,406)
       Prepaid expenses...................................      (661)           655           (211)
       Accounts payable and accrued expenses..............    (6,882)       (24,183)        41,150
       Other adjustments, net.............................        15         (3,028)           317
                                                            --------       --------       --------
            Net cash provided by operating activities.....    23,058         15,540         67,507
Cash flows from investing activities:
  Proceeds from sale of property and equipment............     1,507            431             56
  Purchases of property and equipment.....................   (11,011)        (7,518)        (2,714)
  (Increase) decrease in other assets.....................    (3,014)          (236)           842
                                                            --------       --------       --------
            Net cash used in investing activities.........   (12,518)        (7,323)        (1,816)
Cash flows from financing activities:
  Proceeds from long-term debt............................    20,245         34,400        (12,800)
  Payments on long-term debt..............................   (10,887)       (22,453)       (35,974)
  Proceeds from issuance of capital stock.................       333            333            597
  Repurchase of capital stock.............................    (9,963)        (8,539)        (7,770)
  Payment of cash portion of patronage dividends..........   (10,929)       (12,803)        (9,419)
                                                            --------       --------       --------
            Net cash used in financing activities.........   (11,201)        (9,062)       (65,366)
                                                            --------       --------       --------
Net (decrease) increase in cash and cash equivalents......      (661)          (845)           325
Cash and cash equivalents at beginning of year............     5,833          6,678          6,353
                                                            --------       --------       --------
Cash and cash equivalents at end of year..................  $  5,172       $  5,833       $  6,678
                                                            ========       ========       ========
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest..................  $  9,430       $ 10,049       $  8,639
                                                            ========       ========       ========
Non-cash financing activities:
  SERVISTAR preferred stock patronage dividend............  $  9,439       $  8,631       $  9,777
                                                            ========       ========       ========
  Coast to Coast Stores, Inc. preferred stock patronage
     dividends............................................  $  2,947       $  4,914       $  4,549
                                                            ========       ========       ========
  Deferred acquisition payments in conjunction with the
     acquisition..........................................        --             --       $  3,000
                                                            ========       ========       ========

    The accompanying notes are an integral part of the financial statements.

                             SERVISTAR CORPORATION

                               ------------------

            NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)

A. ORGANIZATION:

     SERVISTAR Corporation (SERVISTAR) and Coast to Coast Stores, Inc. (CTC) are marketing and purchasing cooperatives. SERVISTAR/Coast to Coast Corporation
(SCC) is a hardlines wholesaler. SERVISTAR's wholly-owned subsidiaries include SCC, KCI Coatings, Inc. (Kurfees), Speer Hardware Company, Taylor Rental Corporation (Taylor), and Advocate Services, Inc. and its subsidiaries, Total Exposition Concepts, Inc. and Advocate Retail Services, Inc. SERVISTAR, its wholly-owned subsidiaries and CTC are collectively referred to as the Corporation.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation:

     The financial statements include the consolidated accounts of SERVISTAR and its wholly-owned subsidiaries combined with the accounts of CTC. These consolidated and combined statements have been presented to reflect the common management of, and the interlocking business arrangements between, SCC and CTC. All intercompany balances and transactions have been eliminated. On July 1, 1996, SCC and CTC were merged into SERVISTAR on a tax free basis as described in Note C.

Estimates:

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and reported amounts of revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents:

     The Corporation considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Merchandise Inventory:

     Merchandise inventory is stated at the lower of cost or market, with cost determined on the first-in, first-out method.

Property and Equipment:

     Depreciation is taken over the estimated useful lives of the assets using the straight-line method. When properties are retired or otherwise disposed of, the cost and the related accumulated depreciation are removed from the accounts, and gains and losses resulting from such transactions are reflected in operations. Included in property and equipment are certain costs, net of amortization, associated with the capitalization of internally developed software totaling $5,317, and $5,461 in 1996, and 1995, respectively.

                             SERVISTAR CORPORATION

                               ------------------

      NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS--(CONTINUED)

Other Assets:

     Other assets include prepaid pension costs and amortized costs related to various projects which benefit future periods. Amortization of other assets, excluding the amount related to Taylor, is computed using the straight-line method over a five year period.

Credit Concentration:

     Customers of the Corporation are not concentrated in any specific geographic region, but are concentrated in the retail hardware store, lumber and building supply industries. No single customer accounted for a significant amount of the Corporation's sales and receivables.

Income Taxes:

     SERVISTAR and CTC operate as cooperatives under the Internal Revenue Code and distribute substantially all of their earnings to their owners through patronage dividends.

     SERVISTAR and its wholly-owned subsidiaries constitute a consolidated group for federal income tax purposes and file a consolidated federal income tax return. CTC files a separate federal income tax return.

     The Corporation provides for deferred income taxes on all amounts which are reported in different time periods for income tax and financial reporting purposes. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Corporation's principal temporary differences relate to receivable reserves, depreciation of property and equipment and pension costs.

Revenue Recognition:

     Revenues are recognized in the period inventory is shipped to owners.

Reclassifications:

     Certain amounts in the 1995 financial statements have been reclassified for comparative purposes.

C. MERGER:

     In March 1996, SERVISTAR, SCC and CTC entered into a Plan and Agreement of Merger (the Merger), which provided for the merger of SCC and CTC into SERVISTAR. The merger was completed on July 1, 1996 and resulted in SERVISTAR changing its name to SERVISTAR COAST TO COAST Corporation (the Surviving Corporation). All assets and liabilities of SCC and CTC were transferred to the Surviving Corporation, which continues to operate as a marketing and purchasing cooperative. The Merger was accounted for as a reorganization of companies under common control in a manner similar to a pooling of interests.

     Common and preferred stock of CTC was converted to common and preferred stock of the Surviving Corporation. All other stock of CTC and SCC was canceled and retired.

                             SERVISTAR CORPORATION

                               ------------------

      NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS--(CONTINUED)

     Patronage dividends for 1996 will be determined in a manner consistent with prior years based on the separate operations of SERVISTAR and CTC and will be paid subsequent to June 30, 1996.

     In connection with the Merger, the borrowing facilities of SCC described in Note D were retired on July 1, 1996 and replaced by increased credit lines available to the Surviving Corporation.

     As a result of the Merger, the Corporation incurred a restructuring charge of $2,113 in 1996. Included in this restructuring charge were costs pertaining to severance, relocation, facility closure and professional fees. These costs were shared by SERVISTAR and CTC in a plan that was reviewed by the respective Boards of Directors.

D. LONG-TERM DEBT:

     Long-term debt at June 30, 1996 and 1995 consisted of the following:

                                                               1996        1995
                                                             --------    --------
SERVISTAR revolving credit agreement.....................    $ 18,000    $ 12,000
SERVISTAR uncollateralized lines of credit...............      19,000      18,000
SCC revolving credit agreements..........................      43,200      30,900
Notes, due September 1, 2000.............................      40,950      44,350
Notes, due December 1, 1998..............................          --       6,286
IDA bonds, due October 1, 1997...........................         540       1,090
Other loans and notes with interest rates of 6.0% with
  due dates ranging from 1997 to 2001....................       2,431       2,137
                                                             --------    --------
                                                              124,121     114,763
Less current portion.....................................       5,645       6,171
                                                             --------    --------
                                                             $118,476    $108,592
                                                             ========    ========

     SERVISTAR and certain subsidiaries maintain a revolving credit agreement with a group of banks which provides a revolving line of credit of $87,500 until January 31, 1999. The expiration date of the revolving line of credit may be extended by mutual consent. SERVISTAR may select among various interest rate options on outstanding borrowings during the term of the revolving credit agreement. The weighted average interest rate on amounts outstanding at June 30, 1996 and 1995 was 6.4% and 7.2%, respectively. SERVISTAR is required to pay a commitment fee of 1/4 of 1% per annum on the daily unborrowed amount. On July 1, 1996, this facility was amended to increase the line of credit to $115,000.

     SERVISTAR has uncollateralized lines of credit with banks providing for borrowings of up to $29,000 with interest at variable rates as determined periodically by the banks. The amounts under these borrowings are classified as long-term debt as SERVISTAR has the ability and the intent to refinance the debt on a long-term basis. Borrowings under these facilities were $19,000 and $18,000 at June 30, 1996 and 1995, respectively. The interest rate on amounts outstanding at June 30, 1996 and 1995 was 6.4% and 7.0%,

                             SERVISTAR CORPORATION

                               ------------------

      NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS--(CONTINUED)

respectively. In connection with the Merger, available uncollateralized lines of credit were increased to $40,000 effective July 1, 1996.

     SCC's $40,000 revolving credit agreement, as amended, was retired on July 1, 1996 in conjunction with the Merger. The weighted average interest rate on amounts outstanding at June 30, 1996 and 1995 was 6.7% and 7.4%, respectively. This revolving line of credit is guaranteed by CTC. Borrowings under this facility were $33,200 and $27,500 at June 30, 1996 and 1995, respectively.

     SCC also has a $5,000 revolving line of credit and a $5,000 uncommitted short-term borrowing agreement which were retired effective July 1, 1996. The borrowings under these agreements are classified as long-term debt since the Surviving Corporation has the ability and the intent to refinance the debt on a long-term basis. Borrowings under the $5,000 revolving line of credit facility were $5,000 and $3,400 at June 30, 1996 and 1995, respectively. The effective rate on outstanding borrowings was 6.4% and 7.0% at June 30, 1996 and 1995, respectively. Outstanding borrowings on the uncommitted borrowing facilities were $5,000 and -0-at June 30, 1996 and 1995, respectively. The effective interest rate on outstanding borrowings was 6.4% at June 30, 1996.

     The notes due September 1, 2000 were issued in September 1990, and bear interest at a fixed interest rate of 10.23% per annum. Interest is payable semi-annually on the first day of March and September through maturity. Annual principal payments commenced on September 1, 1993 and will continue through September 1, 1999 in amounts varying between $2,250 and $4,550. A final balloon payment of $22,750 is due September 1, 2000.

     The notes due December 1, 1998 were issued in December 1988, and bore interest at an amended rate of 10.57%. Annual principal payments of $1,571 commenced on December 1, 1992. The notes were paid in full December 1, 1995.

     Interest on the IDA bonds reflects a variable tax-free interest rate which changes based on market conditions. The bonds can be tendered at any time at the option of the holder, at a purchase price equal to 100% of the principal amount of the bonds plus accrued interest. The bonds may be remarketed at the time of such tender. At June 30, 1996, the interest rate was 3.38%. The bonds are backed by an irrevocable letter of credit of $567. The letter of credit fee is 1 3/8%. During 1995, the expiration date of the irrevocable letter of credit was extended to December 15, 1996.

     The SERVISTAR revolving credit agreement and various note agreements require SERVISTAR and certain subsidiaries to maintain certain specified financial ratios. The most restrictive of these provisions requires SERVISTAR and those subsidiaries to maintain a ratio of net income before interest expense to interest expense of 2.6 at June 30, 1996 for which the ratio was 3.45 at June 30, 1996. The SCC revolving credit agreement also requires SCC and CTC to maintain certain specified financial ratios.

     The prime rate at June 30, 1996 was 8.25%.

     Principal payments on long-term debt become due in the years ending June 30 as follows: 1997--$5,645; 1998--$5,272; 1999--$85,281; 2000--$4,951;
2001--$22,943; and thereafter--$29.

                             SERVISTAR CORPORATION

                               ------------------

      NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS--(CONTINUED)

     The carrying value of long-term debt approximates fair value since the interest rates on existing debt approximate the rates at which the Corporation believes it could obtain new debt.

E. LEASES:

     The Corporation has various noncancelable lease agreements which provide for basic rent over a specified period. Rent expense for the years ended June 30, 1996, 1995 and 1994 was $7,859, $8,435, and $8,072, respectively.

     Future minimum rental commitments for years ending June 30 are:
1997--$6,564; 1998--$6,058; 1999--$5,019; 2000--$3,256; 2001--$1,110; and
thereafter--$2,144.

F. EMPLOYEE BENEFIT PLANS:

     SERVISTAR has a noncontributory, defined benefit pension plan covering substantially all employees. Effective June 30, 1996, the plan has been amended to a cash balance plan, where the benefit formula in effect prior to June 30, 1996 was frozen. The plan amendment provides for contributions based upon length of service and percent of compensation. Interest earned on cash balance contributions is based on the 30-year treasury maturity rate set each April for the following year. Pension costs accrued are funded on a current basis, as required by statutory funding standards.

     Pension expense included the following components:

                                                        1996       1995       1994
                                                       -------    -------    -------
Service cost-benefits earned.......................    $ 3,077    $ 2,259    $ 1,848
Interest cost on projected benefit obligations.....      5,588      4,857      4,088
Actual investment income earned on assets..........     (7,728)    (6,382)       300
Net amortization and deferral......................      3,152      1,787     (5,730)
                                                       -------    -------    -------
Net pension expense................................    $ 4,089    $ 2,521    $   506
                                                       =======    =======    =======

                             SERVISTAR CORPORATION

                               ------------------

      NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS--(CONTINUED)

     The funded status of the plan and the prepaid pension cost follow:

                                                               1996        1995
                                                             --------    --------
Accumulated benefit obligations, including vested
  benefits of $53,776 in 1996 and $50,020 in 1995........    $ 59,400    $ 54,844
                                                             ========    ========
Plan assets at fair value, primarily commingled funds,
  corporate and government debt securities, marketable
  equity securities and privately placed debt............      62,946      56,029
Projected benefit obligation for participants' service
  rendered to date.......................................      59,400      70,854
                                                             --------    --------
Plan assets greater than (less than) projected benefit
  obligation.............................................       3,546     (14,825)
Unrecognized net loss and effects of changes in actuarial
  assumptions............................................      19,611      21,399
Unrecognized prior service costs.........................     (18,841)      1,174
Remaining unrecognized net assets being recognized over
  participants' average remaining service period.........      (4,211)     (4,679)
                                                             --------    --------
Prepaid pension cost.....................................    $    105    $  3,069
                                                             ========    ========

     The projected benefit obligation was determined using an assumed discount rate of 8% in 1996 and 1995 and 9% in 1994. The assumed rate of increase in future compensation was 4.75% for 1996, 1995 and 1994. The expected long-term rate of return on plan assets was 9% in 1996, 1995 and 1994. The decrease in the projected benefit obligation and unrecognized prior service charge relates to the cash balance plan amendment effective June 30, 1996.

     The discount rate on the long-term rate of return can have a significant effect on the accumulated benefit obligation and pension cost. A 1% decrease in the discount rate would have increased the accumulated benefit obligation by $9,007 at June 30, 1996. A 1% decrease in the discount rate and the long-term rate of return would have increased the pension cost by $1,890 at June 30, 1996.

     SERVISTAR also has a defined contribution profit-sharing plan which covers substantially all employees. Contributions are based on a fixed yearly percentage of participating employee compensation adjusted by performance under SERVISTAR's annual profit goals. Additional contributions may be made to the plan on a discretionary basis. Profit-sharing expense was -0- in 1996, $1,934 in 1995 and $1,813 in 1994.

     In addition to providing pension benefits, SERVISTAR provides certain health care and life insurance benefits for retired employees. SERVISTAR adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits other than Pensions" in the first quarter of 1996 using the delayed recognition method. The accumulated postretirement benefit obligation (APBO) was $5,700 at

                             SERVISTAR CORPORATION

                               ------------------

      NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS--(CONTINUED)

July 1, 1995, which is being amortized over a 20 year period. Postretirement benefit cost was approximately $850 in 1996.

     The health care cost trend rate assumption can have a significant effect on the APBO, health care and death benefit liabilities and net periodic benefit costs. For 1996, a 1% increase in the trend rate for health care costs would have increased the APBO by 11% and the service and interest costs by 10%.

     SCC has adopted a profit-sharing 401(k) plan covering substantially all employees. Employees may contribute up to 16% of their compensation to the plan, which remains fully vested with the employee. The plan provides for a discretionary annual contribution by SCC based on its profits and an annual matching contribution based on the achievement of various profit targets for SCC. Employees vest in discretionary contributions of SCC over a five-year period and in the matching contributions immediately, if profit targets are met. SCC accrued total contributions of $555, $673, and $788 to the plan in 1996, 1995 and 1994, respectively. Contributions for 1994 were paid in August 1994. Contributions for 1995 were paid in August 1995 and payment for 1996 contributions will be made subsequent to June 30, 1996. This plan was combined with SERVISTAR's defined contribution plan in July 1996 in connection with the Merger.

G. CAPITAL STOCK:

     An analysis of the changes in issued shares of capital stock follows:

                                                              SERVISTAR
                                             -------------------------------------------
                                               PREFERRED STOCK          COMMON STOCK
                                             --------------------    -------------------
                                             NUMBER OF      PAR      NUMBER OF     PAR
                                              SHARES       VALUE      SHARES      VALUE
                                             ---------    -------    ---------    ------
                                                               (000'S)
Balance, June 30, 1994...................      1,785      $89,239       32        $3,220
  Shares issued..........................        169        8,450        3           268
  Shares acquired........................       (141)      (7,015)      (3)         (281)
                                               -----      -------       --        ------
Balance, June 30, 1995...................      1,813       90,674       32         3,207
  Shares issued..........................        189        9,450        3           280
  Shares acquired........................       (143)      (7,177)      (3)         (303)
                                               -----      -------       --        ------
Balance, June 30, 1996...................      1,859      $92,947       32        $3,184
                                               =====      =======       ==        ======

     In connection with the acquisition of Taylor, SERVISTAR issued 5,000 shares of redeemable common preference stock during the year ended June 30, 1993. SERVISTAR redeemed 1,000 and 3,000 shares during 1995 and 1994, respectively, at par value. During fiscal year 1996 SERVISTAR redeemed, at par value, the remaining 1,000 shares.

     Shares of CTC common stock issued during the years ended June 30, 1996 and 1995 were 1,090 and 630, respectively. Shares of CTC common stock redeemed during the years ended June 30, 1996 and 1995 were 1,150 and 740, respectively.

                             SERVISTAR CORPORATION

                               ------------------

      NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS--(CONTINUED)

     Amounts due owners in preferred stock represent the portion of the patronage dividend to be distributed to the owners in preferred stock in the following fiscal year.

     Preferred and common shares of SERVISTAR and CTC stock are redeemable at their respective par values. Payment of the redemption price can be made by issuing a note to the member-owner maturing over an extended period, normally five years, or in cash immediately upon termination of membership, as defined by SERVISTAR's and CTC's Membership Termination Policies. On July 1, 1996, substantially all of the preferred and common stock of CTC was converted into stock of the Surviving Corporation effective with the Merger.

     Capital stock of subsidiary shown on the accompanying balance sheets of $819 for 1996 and $790 for 1995 represents the common preference stock and the preferred stock held by the owners of Speer Hardware Company.

H. INCOME TAXES:

     The Corporation has minimal expense for income taxes for financial reporting purposes for the years ended June 30, 1996, 1995 and 1994, because the volume rebate owed to CTC eliminates all of SCC's income and all of SERVISTAR's and CTC's incomes are distributed to their owners in the form of patronage dividends.

I. CONTINGENCIES:

     SERVISTAR is involved in various litigation arising in the ordinary course of business. Although the final outcome of these legal matters cannot be determined, it is management's opinion that these matters will not have a material adverse effect on SERVISTAR's financial condition or results of operations.

J. SUBSEQUENT EVENT

     On April 1, 1997, the members of the Corporation voted to merge with Cotter & Company effective July 1, 1997.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     The following unaudited pro forma consolidated financial statements are based on the historical financial statements of Cotter & Company ("Cotter") and ServiStar Coast to Coast Corporation ("SCC") adjusted to give effect to the merger of SCC with and into Cotter (the "Merger"), pursuant to the Agreement and Plan of Merger dated December 9, 1996. Cotter will be the surviving corporation and will thereafter be known as TruServ Corporation ("TruServ"). The unaudited pro forma consolidated balance sheet as of December 28, 1996 has been prepared as if the Merger had occurred on December 28, 1996. The unaudited pro forma consolidated statement of operations for the year ended December 28, 1996 has been prepared as if the Merger had occurred on December 31, 1995.

     The Merger will be accounted for using the purchase method of accounting. The pro forma adjustments reflect the preliminary allocation of purchase price based on the estimated fair value of the assets and liabilities of SCC and are based upon currently available information and certain assumptions that management believes are reasonable. While management does not expect the nature of the purchase accounting adjustments to change significantly, it is likely that the amount of the actual purchase accounting adjustments will differ from the adjustments set forth in the pro forma financial statements because management has not completed appraisals of the SCC assets and because the Merger is not expected to be consummated until July 1, 1997. The actual purchase price adjustments and other Merger related adjustments will be determined based on the fair value of the assets and liabilities acquired and may differ from the amounts reflected in the pro forma adjustments. Under the proposed terms of the Merger, SCC members will exchange their SCC common stock and SCC preferred stock for TruServ stock at a par value of $100.00 per share. SCC shareholders owning in excess of 40 shares of SCC common stock (representing five stores), will have those excess shares purchased by Cotter, at their $100 per share par value, in exchange for cash or by a credit against amounts owed by those shareholders to SCC in respect of shares of SCC common stock and SCC Series A stock.

     The unaudited pro forma consolidated statement of operations does not include the effects of certain cost savings that are expected to be realized as a result of the actions TruServ management plans to take following the Merger. When fully implemented, such cost savings are estimated to be approximately $50 million annually and include savings from reductions in employees and duplicate facilities following the Merger as well as from increased vendor credits and lower merchandise costs based on increased purchasing volumes.

     The unaudited pro forma consolidated financial statements are intended for informational purposes only and are not necessarily indicative of the financial position or results of operations which would have been achieved had the Merger occurred on the indicated dates, nor are they necessarily indicative of the results of future operations. The unaudited pro forma consolidated financial statements should be read in conjunction with the financial statements and notes thereto of Cotter and SCC included or incorporated by reference herein.

                                COTTER & COMPANY

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                            AS OF DECEMBER 28, 1996

                                                       AS REPORTED
                                                   --------------------     PRO FORMA         PRO FORMA
                                                    COTTER       SCC       ADJUSTMENTS       CONSOLIDATED
                                                    ------       ---       -----------       ------------
                                                                      (000'S OMITTED)
                    ASSETS
Current Assets:
  Cash and cash equivalents....................    $  1,662    $  8,715                       $   10,377
  Accounts and notes receivable................     307,205     158,636     $ (5,000)(1)         460,841
  Inventories..................................     347,554     160,955       (6,000)(2)         502,509
  Prepaid expenses.............................      13,517       7,355                           20,872
                                                   --------    --------     --------          ----------
          Total current assets.................     669,938     335,661      (11,000)            994,599
Properties owned, less accumulated
  depreciation.................................     167,331      80,384                          247,715
Properties under capital leases, less
  accumulated amortization.....................       3,680          --                            3,680
Unallocated purchase price.....................          --          --       48,117(3)           48,117
Other assets...................................      13,036      13,850       (1,000)(4)          25,886
                                                   --------    --------     --------          ----------
          Total assets.........................    $853,985    $429,895     $ 36,117          $1,319,997
                                                   ========    ========     ========          ==========
        LIABILITIES AND CAPITALIZATION
Current liabilities:
  Accounts payable and accrued expenses........    $338,440    $185,614     $ 29,500(5)       $  553,554
  Short-term borrowings........................      70,594          --       17,000(6)           87,594
  Current maturities of notes, long-term debt
     and lease obligations.....................      43,458       5,679                           49,137
  Patronage dividends payable in cash..........      16,142       3,338                           19,480
                                                   --------    --------     --------          ----------
          Total current liabilities............     468,634     194,631       46,500             709,765
                                                   --------    --------     --------          ----------
Long-term debt and obligations under capital
  leases.......................................      80,145     113,514                          193,659
                                                   --------    --------     --------          ----------
Capitalization:
  Promissory (subordinated) and instalment
     notes.....................................     185,366          --       10,000(7)          195,366
  Class A common stock and partially paid
     subscriptions and common stock of SCC.....       4,876      12,432       25,100(8)           42,408
  Class B nonvoting common stock and paid-in
     capital and preferred shares of SCC.......     114,053     115,935      (52,100)(9)         177,888
  Retained earnings (deficit)..................       1,751      (6,617)       6,617(10)           1,751
                                                   --------    --------     --------          ----------
                                                    306,046     121,750      (10,383)            417,413
Foreign currency translation adjustment........        (840)         --                             (840)
                                                   --------    --------     --------          ----------
          Total capitalization.................     305,206     121,750      (10,383)            416,573
                                                   --------    --------     --------          ----------
          Total liabilities and
            capitalization.....................    $853,985    $429,895     $ 36,117          $1,319,997
                                                   ========    ========     ========          ==========

   See accompanying Notes to Unaudited Pro Forma Consolidated Balance Sheet.

            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

     (1) Adjustment to reflect potential added risk of collectibility of receivables resulting from Members withdrawing subsequent to the Merger.

     (2) Represents the resulting adjustments from anticipated mark-downs in commonizing the inventory mix and inventory that will be sold at reduced prices due to the closure of certain SCC distribution centers. Other commonization expenses are anticipated but are not reflected due to the uncertainty as to amount.

     (3) Represents a preliminary estimate of the excess of cost over the fair value of the net assets of SCC. At each balance sheet date following the Merger, TruServ will evaluate potential impairment of any goodwill created as a result of the Merger using undiscounted future cash flows.

     (4) Adjustment to other intangibles.

     (5) Represents accrual of certain expenses and purchase accounting adjustments as set forth below:

                                                                (000'S OMITTED)
                                                                ---------------
Employee benefits:
  Principally to adjust for the effect of recording SCC's
     postretirement benefit obligation......................        $ 7,200
  Adjustment of SCC's vacation pay accrual to conform to
     Cotter's vacation pay policy...........................          2,800
Closure of facilities--severance payments, lease and asset
  disposal costs associated with the closure of SCC's Butler office facility, paint plant and certain distribution
  centers...................................................          9,300
Legal, accounting and other transaction costs...............          7,000
Other.......................................................          3,200
                                                                    -------
                                                                    $29,500
                                                                    =======

     (6) Adjustment to reflect short-term borrowings for redemption of Cotter Class B common stock at par value.

     (7) Adjustment to reflect promissory notes issued to SCC members in connection with the redemption of SCC preferred stock. Such redemption relates to certain SCC members with preferred stock investments in excess of the proposed TruServ investment requirements.

     (8) Represents the conversion of Cotter Class B common stock to Class A common stock to meet additional required investment level. Under the proposed terms of the Merger, additional Class A common stock investment is required for Cotter Members to increase their investment to $6,000 per store for up to five stores.

     (9) Items (6), (7) and (8).

     (10) Acquisition of SCC's capital stock through exchange of TruServ shares and elimination of SCC's retained deficit.

                                COTTER & COMPANY
            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 28, 1996

                                                         AS REPORTED
                                                   ------------------------     PRO FORMA      PRO FORMA
                                                     COTTER         SCC        ADJUSTMENTS    CONSOLIDATED
                                                     ------         ---        -----------    ------------
                                                                       (000'S OMITTED)
Revenues.......................................    $2,441,707    $1,769,872      $    --       $4,211,579
                                                   ----------    ----------      -------       ----------
Cost and expenses:
  Cost of revenues.............................     2,245,071     1,645,080                     3,890,151
  Warehouse, general and administrative........       115,457        98,556        1,203(1)       215,216
  Interest paid to Members.....................        18,460            --          800(2)        19,260
  Other interest expense.......................        10,175         9,765          935(3)        20,875
  Other income, net............................          (228)       (4,210)                       (4,438)
  Income tax expense (benefit).................           362          (140)                          222
                                                   ----------    ----------      -------       ----------
                                                    2,389,297     1,749,051        2,938        4,141,286
                                                   ----------    ----------      -------       ----------
Net margins....................................    $   52,410    $   20,821      $(2,938)      $   70,293
                                                   ==========    ==========      =======       ==========

       NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
---------------
(1) Adjustment for amortization of the excess of cost over the fair value of the net assets of SCC. Amortization has been calculated using the straight-line method over an estimated useful life of 40 years.

(2) Adjustment for interest expense on promissory notes to be issued in connection with the Merger. Such interest was calculated at an assumed interest rate of 8%.

(3) Adjustment for interest expense on short-term borrowings to be issued in connection with the Merger. Such interest calculated at an assumed interest rate of 5.5%.

           =========================================================

NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

TABLE OF CONTENTS

                                           Page
                                           ----
Available Information.....................   2
Reports to Security Holders...............   2
Documents Incorporated by Reference.......   2
Summary...................................   3
The Company...............................   4
Consolidated Ratio of Earnings to Fixed
  Charges of the Company..................   4
The TruServ Variable Denomination Floating
  Rate Demand Note Investment Program.....   5
Use of Proceeds...........................   7
Arbitration...............................   7
Certain Terms of the Notes................   8
Plan of Distribution......................   9
Agent Bank and Administration.............   9
Taxes.....................................   9
Merger....................................  10
Dividends.................................  12
Selected Financial Data...................  12
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................  13
Management................................  20
Legal Matters.............................  20
Index to Consolidated Financial Statements
  Covered by Report of Independent
  Auditors................................  21
Unaudited Pro Forma Consolidated Financial
  Statements..............................  55

           =========================================================
           =========================================================

                                  $50,000,000
                                COTTER & COMPANY
                             VARIABLE DENOMINATION
                                 FLOATING RATE
                                  DEMAND NOTES

                           FOR INFORMATION CONCERNING
                                  THE TRUSERV
                              INVESTMENT PROGRAM,

                                   WRITE TO:
                         THE TRUSERV INVESTMENT PROGRAM
                                 P.O. BOX 75928
                          CHICAGO, ILLINOIS 60675-7598

                                    OR CALL:
                        TOLL FREE NUMBER 1-800-507-9000
                                   PROSPECTUS
                            ------------------------
                               DATED MAY   , 1997

           =========================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following are the actual or estimated expenses in connection with the issuance and distribution of the Variable Denomination Floating Rate Demand Notes being registered:

Registration Fee............................................    $15,152
Printing of Registration Statement and Prospectus...........     16,000
Accounting Fees and Expenses................................     10,000
Legal Fees..................................................     10,000
Trustee Fee.................................................      3,000
Fees and Expenses for Qualifying Securities under "Blue Sky"
  Laws of
  Various States............................................     35,000
                                                                -------
Total.......................................................    $89,152
                                                                =======

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Certificate of Incorporation, as amended, provides that the Company shall indemnify, in accordance with and to the full extent permitted by the Delaware General Corporation Law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including, without limitation, an action by or in the right of the Company), by reason of the fact that such person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another Company, partnership, joint venture, trust or other enterprise, against any liability or expense actually and reasonably incurred by such person in respect thereof. Such indemnification is not exclusive of any other right of such director, officer, or employee to indemnification provided by law or otherwise.

     Additionally, pursuant to Section 145(a)-(g) of the Delaware General Corporation Law which empowers a corporation to indemnify its directors, officers, employees and agents, the Board of Directors of the Company on July 23, 1973 adopted a By-Law (Article XII, Indemnification of Directors, Officers and Employees--Exhibit 3-A to the Company's Form 10-K Annual Report for the year ended January 1, 1994 and incorporated herein by reference) providing for such indemnification. The following is a summary of the most significant provisions of said By-Law:

     As against third parties, the Company shall indemnify any director, officer, employee or agent for any expenses (including attorneys' fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred in defending any threatened, pending or completed suit or proceeding, whether civil, criminal, administrative or investigative brought against such person by reason of the fact that he was or is a director, officer, employee or agent, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action or proceeding if he had no reasonable cause to believe his conduct unlawful.

     In any action or suit by or in the right of the Company, the Company shall indemnify any director, officer, employee or agent who is or was a party or threatened to be made a party to such threatened, pending or completed action or suit, for expenses (including attorney's fees and amounts paid in settlement) reasonably and actually incurred in connection with the defense or settlement of such suit or action, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, except that no indemnification shall be made if such person has been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless and only to the extent that the Court of Chancery of Delaware or the court where the suit was brought finds that in view of all the circumstances of the case, such person is entitled to indemnification.

     Any indemnification, unless ordered by a court, shall be made by the Company only as authorized in the specific case upon a determination that indemnification is proper in the circumstances because the party to be indemnified has met the applicable standard of conduct. Such determination shall be made by the Board of Directors by a majority vote of a quorum, consisting of directors who were not parties of such action, suit or proceeding, or if such a quorum is not obtainable, or even if obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or by the stockholders.

     Additionally, the shareholders of the Company have approved an amendment to the Certificate of Incorporation to eliminate personal liability of directors to the Company or its shareholders for monetary damages for breach of fiduciary duty of care. The amendment provides that a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law as the same exists or may hereafter be amended.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 is concerned, see Item 17 "Undertakings" below.

ITEM 16. EXHIBITS.

           EXHIBIT
           NUMBER                                    DESCRIPTION
           -------                                   -----------
             2-A             Agreement and Plan of Merger dated as of December 9, 1996 between the Company and
                             ServiStar Coast to Coast Corporation ("SCC"). Incorporated by Reference--Exhibit 2-A to
                             Registration Statement on Form S-4 (No. 333-18397).

             4-A             Article Fourth of the Certificate of Incorporation of the Company, setting forth the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions of the Class A common stock and Class B common stock of the Company. Article
                             Twelfth of the Certificate of Incorporation of the Company, setting forth certain limitations on the rights of shareholders to bring an action against directors for breach of the duty of care.
                             Incorporated by reference--Exhibit 3-A to the Company's Form 10-K Annual Report for the year ended January 1, 1994.

             4-B             Articles VI, VII, VIII, IX and XI of the By-Laws of the Company relating to: certain qualifications, limitations and restrictions on the common stock of the Company; the Member agreement between the
                             Company and its shareholders; the payment of patronage dividends; dividends; qualifying shares; and valuation of Class B common stock of the Company issued as part of the annual patronage dividend.  Incorporated by reference--Exhibit 3-B to the Company's Form 10-K Annual Report for the
                             year ended January 1, 1994 .

             4-C             Specimen certificate of Class A common stock. Incorporated by reference--Exhibit 4-A to Registration
                             Statement on Form S-2 (No. 2-82836).

             4-D             Specimen certificate of Class B common stock. Incorporated by reference--Exhibit 4-B to Registration
                             Statement on Form S-2 (No. 2-82836).

   EXHIBIT
   NUMBER                                           DESCRIPTION
   -------                                          -----------
     4-E                     Promissory (subordinated) note form effective for the
                             year-ending December 31, 1986 and thereafter. Incorporated by reference--Exhibit 4-H to Registration Statement on Form
                             S-2 (No. 33-20960).

     4-F                     Instalment note form. Incorporated by reference--Exhibit 4-F to Registration Statement on Form S-2 (No. 2-82836).
     4-G                     Copy of Note Agreement with Prudential Insurance Company of

                             America dated April 13, 1992 securing 8.60% Senior Notes in the principal sum of $50,000,000 with a maturity date of
                             April 1, 2007. Incorporated by reference--Exhibit 4-J to
                             Post-Effective Amendment No. 2 to Registration Statement on
                             Form S-2 (No. 33-39477).

     4-H                     Cotter & Company $50,000,000 Private Shelf Agreement with
                             Prudential Insurance Company of America dated December 29,
                             1995 incorporating amendment on existing Note Agreement with
                             Prudential Insurance Company of America dated April 13, 1992 securing 8.60% Senior Notes in the principal sum of
                             $50,000,000 with a maturity date of April 1, 2007.
                             Incorporated by reference--Exhibit 4-H to Post-Effective
                             Amendment No. 5 to Registration Statement on Form S-2 (No.
                             33-39477).

     4-I                     Trust Indenture between Cotter & Company and First Trust of
                             Illinois (formerly Bank of America). Incorporated by
                             reference--Exhibit T3C to Cotter & Company Form T-3 (No.
                             22-26210).

     4-J                     Credit Agreement dated March 29, 1996 for $125,000,000
                             revolving credit between Cotter & Company, various Financial institutions, and Bank of America. Incorporated by
                             Reference--
                             Exhibit 4-J to the Company's Registration Statement on Form
                             S-2 (No. 33-39477).

     4-K                     Trust Indenture between Cotter & Company and First Trust
                             National Association. Incorporated by reference--Exhibit T3C
                             to Cotter & Company Form T-3 (No.)      .

    *5                       Opinion of Messrs. Arnstein & Lehr.

    10-A                     Current Form of "Retail Member Agreement with Cotter &
                             Company" between the Company and its Members that offer
                             primarily hardware and related items. Incorporated by
                             reference--Exhibit 10-A to the Company's Registration
                             Statement on Form S-4 (No. 333-18397).

    10-B                     Current form of "Subscription to Shares of Cotter &
                             Company". Incorporated by reference--Exhibit 10-H to Registration Statement on Form S-2 (No. 2-82836).

    10-C                     Cotter & Company Defined Lump Sum Pension Plan (As Amended
                             and Restated Effective As Of January 1, 1996). Incorporated
                             by reference--Exhibit 10-C to Post-Effective Amendment No. 5 to Registration Statement on Form S-2 (No. 33-39477).

    10-D                     Cotter & Company Employees' Savings and Compensation
                             Deferral Plan (As Amended and Restated Effective April 1,
                             1994). Incorporated by reference--Exhibit 10-D to
                             Post-Effective Amendment No. 4 to Registration Statement on
                             Form S-2 (No. 33-39477).

    10-E                     Cotter & Company Supplemental Retirement Plan between Cotter
                             & Company and selected executives of the Company (As Amended and Restated January 2, 1996 Effective As Of January 1,
                             1996). Incorporated by reference--Exhibit 10-E to
                             Post-Effective Amendment No. 5 to Registration Statement on
                             Form S-2 (No. 33-39477).

    10-F                     Annual Incentive Compensation Program and Long-Term
                             Incentive Compensation Program between Cotter & Company and selected executives of the Company. Incorporated by
                             reference--filed as Exhibits A and B to Exhibit 10-N to
                             Registration Statement on Form S-2 (No. 33-39477).

10-G       Cotter & Company Long-Term Incentive Compensation Program for Executive Management (Amended) dated
           November 7, 1994. Incorporated by reference--Exhibit 10-I to Post- Effective Amendment No. 4 to
           Registration Statement on Form S-2 (No. 33-39477).

10-H       Employment Agreement between Cotter & Company and Daniel A. Cotter dated October 15, 1984.
           Incorporated by reference--Exhibit 10-N to Post-Effective Amendment No. 2 to Registration Statement
           on Form S-2 (No. 2-82836).

10-I       Amendment No. 1 to Employment Agreement between Cotter & Company and Daniel A. Cotter dated October
           15, 1984 effective January 1, 1991. Incorporated by reference--Exhibit 10-N to Registration
           Statement on Form S-2 (No. 33-39477).

10-J       Contract between Daniel T. Burns and the Company. Incorporated by reference--Exhibit 10-J to
           Post-Effective No. 5 to Registration Statement in Form S-2 (No. 33-39477).

10-K       Contract between Kerry J. Kirby and the Company. Incorporated by reference--Exhibit 10-K to
           Post-Effective No. 5 to Registration Statement on Form S-2 (No. 33-39477).

10-L       Retail Conversion Funds Agreement dated as of December 9, 1996 between the Company and SCC.
           Incorporated by reference--Exhibit 10-L to Registration Statement on Form S-4 (No. 333-18397).

*12        Statement of Computation of Consolidated Ratio of earnings to fixed charges of the Company for the
           Fiscal Years Ended 1996, 1995, 1994, 1993, and 1992.

*23-A      Consent of Arnstein & Lehr (included in Exhibit 5 to this Registration Statement).

*23-B      Consent of Ernst & Young LLP (included on page S-8).

*23-C      Consent of Coopers & Lybrand LLP (included on page S-9).

*25        Statement of Eligibility of Trustee. Incorporated by reference to Exhibit T3G to the Company's
           Application for Qualification of Indenture on Form T-3 filed May 8, 1997 (File No. 22-22271)

*99-A      Application Form and Related Materials for TruServ Variable Denomination Floating Rate Demand Note
           Investment Program--SCC Members.

*99-B      Application Form for TruServ Variable Denomination Floating Rate Demand Note Investment
           Program--Cotter Members.

* Filed herewith.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any Prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions described in Item 15, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY
AUTHORIZED, IN THE CITY OF CHICAGO, STATE OF ILLINOIS, ON THE   DAY OF MAY 1997.

                                          COTTER & COMPANY

                                          By:        /s/ DANIEL A. COTTER

                                            ------------------------------------
                                                      Daniel A. Cotter
                                             President, Chief Executive Officer
                                                         and Director

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

                      SIGNATURE                                      TITLE                      DATE
                      ---------                                      -----                      ----
                /s/ DANIEL A. COTTER                     President, Chief Executive        May   , 1997
-----------------------------------------------------      Officer and Director
                  Daniel A. Cotter

                 /s/ KERRY J. KIRBY                      Vice President, Treasurer,        May   , 1997
-----------------------------------------------------      Chief Accounting Officer and
                   Kerry J. Kirby                          Chief Financial Officer

                /s/ ROBERT J. LADNER                     Chairman of the Board             May   , 1997
-----------------------------------------------------      and Director
                  Robert J. Ladner

                  /s/ JOE W. BLAGG                       Director                          May   , 1997
-----------------------------------------------------
                    Joe W. Blagg

            /s/ WILLIAM M. CLAYPOOL, III                 Director                          May   , 1997
-----------------------------------------------------
              William M. Claypool, III

              /s/ SAMUEL D. COSTA, JR.                   Director                          May   , 1997
-----------------------------------------------------
                Samuel D. Costa, Jr.

                 /s/ LEONARD C. FARR                     Director                          May   , 1997
-----------------------------------------------------
                   Leonard C. Farr

              /s/ WILLIAM M. HALTERMAN                   Director                          May   , 1997
-----------------------------------------------------
                William M. Halterman

               /s/ JERRALD T. KABELIN                    Director                          May   , 1997
-----------------------------------------------------
                 Jerrald T. Kabelin

               /s/ JOHN F. LOTTES, III                   Director                          May   , 1997
-----------------------------------------------------
                 John F. Lottes, III

                 /s/ KENNETH M. NOBLE                   Director                                May   , 1997
------------------------------------------------------
                   Kenneth M. Noble

               /s/ RICHARD L. SCHAEFER                  Director                                May   , 1997
------------------------------------------------------
                 Richard L. Schaefer

                /s/ GEORGE V. SHEFFER                   Director                                May   , 1997
------------------------------------------------------
                  George V. Sheffer

                /s/ DENNIS A. SWANSON                   Director                                May   , 1997
------------------------------------------------------
                  Dennis A. Swanson

                /s/ JOHN M. WEST, JR.                   Director                                May   , 1997
------------------------------------------------------
                  John M. West, Jr.

                        CONSENT OF INDEPENDENT AUDITORS

     We consent to the use of our report dated February 10, 1997, except for
Note 11 as to which the date is April 1, 1997, in the Registration Statement on Form S-2 and related Prospectus of Cotter & Company for the registration of $50,000,000 of Variable Denomination Floating Rate Demand Notes. We also consent to the incorporation by reference therein of our report dated February 10, 1997 with respect to the consolidated financial statements of Cotter & Company included in its Annual Report (Form 10-K) for the year ended December 28, 1996, filed with the Securities and Exchange Commission.

                                          ERNST & YOUNG LLP

Chicago, Illinois
May 8, 1997

                       CONSENT OF INDEPENDENT ACCOUNTANTS

     We consent to the inclusion in the Registration Statement (Form S-2) and related Prospectus of Cotter & Company for the registration of $50,000,000 of Variable Denomination Floating Rate Demand Notes of our report dated July 26, 1996, except for Note J as to which the date is April 1, 1997, on our audits of the consolidated and combined financial statements of SERVISTAR Corporation and Coast to Coast Stores, Inc.

                                          COOPERS & LYBRAND LLP

Pittsburgh, Pennsylvania
May 8, 1997

                            INDEX TO EXHIBITS FILED
                          TO REGISTRATION STATEMENT ON
                          FORM S-2 OF COTTER & COMPANY

EXHIBIT
NUMBER                              EXHIBIT
-------                             -------
 5        Opinion and Consent of Messrs. Arnstein & Lehr.

12 Statement of Computation of Consolidated Ratio of earnings to fixed charges of the Company for the Fiscal Years Ended
          1996, 1995, 1994, 1993 and 1992.

23-B      Consent of Ernst & Young LLP (included on page S-8).

23-C      Consent of Coopers & Lybrand LLP (included on page S-9).

99-A      Application Form and Related Materials for TruServ Variable
          Denomination Floating Rate Demand Note Investment Program --
          SCC Members

99-B      Current Application Form for TruServ Variable Denomination
          Floating Rate Demand Note Investment Program -- Cotter
          Members

     Exhibits incorporated by reference are listed on Pages S-2, S-3 and S-4 of this Registration Statement on Form S-2 of Cotter & Company.